Filed pursuant to Rule 424(b)(3)
Under the Securities Act of 1933, as amended
Registration No. 333-177071

20,417,754 Shares

AirTouch Communications, Inc.

Common Stock

PROSPECTUS

This prospectus relates to the sale by the selling stockholders identified in this prospectus of up to 20,417,754 shares of our common stock.  All of these shares of our common stock are being offered for resale by the selling stockholders.

The prices at which the selling stockholders may sell shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of these shares by the selling stockholders.

We will bear all costs relating to the registration of these shares of our common stock, other than any selling stockholders’ legal or accounting costs or commissions.

Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “ATCH.OB”. The last reported sale price of our common stock as reported by the OTC Bulletin Board on November 23, 2011, was $2.75 per share.

Investing in our common stock is highly speculative and involves a high degree of risk. You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 6 of this prospectus before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 1 , 2011

 TABLE OF CONTENTS

PROSPECTUS SUMMARY	3
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS	6
RISK FACTORS	6
USE OF PROCEEDS	16
MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS	16
DIVIDEND POLICY	16
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	16
BUSINESS	20
EXECUTIVE COMPENSATION	29
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	30
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	30
SELLING STOCKHOLDERS	32
DESCRIPTION OF SECURITIES	44
PLAN OF DISTRIBUTION	46
LEGAL MATTERS	48
EXPERTS	48
WHERE YOU CAN FIND ADDITIONAL INFORMATION	48
FINANCIAL STATEMENTS	49

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless the context provides otherwise, the terms “the Company,” “we,” “us,” and “our” refer to AirTouch Communications, Inc. and its subsidiaries (including AirTouch, Inc.).

Overview

We are a technology firm, located in Newport Beach, CA, that develops and markets communication devices capable of amplifying the wireless signal.  We design these devices based on our patented technology to be a core enabling technology platform that will  be capable of converging other services and applications for the home and office.  We currently offer our DM1000 (cell@home) product through various channels, including several of the major U.S. carriers, and are working to bring our higher performance, lower cost next generation HomeConnex series of products, UFO series of products and Focal Point to   the global market.

For the nine months ended September 30, 2011, and 2010 we had net revenue of $477,217 and $142,844, and incurred net losses of $6,569,793 and $2,743,200, respectively. For the years ended December 31, 2010 and 2009, we had net revenue of $160,441 and $147,661, and incurred net losses of $4,850,375 and $1,025,951, respectively.

Our History

The Company was incorporated as a Delaware corporation with the name “International Vineyard, Inc.” on April 2, 2007 for the purpose of developing a wholesale and distribution business that specializes in providing French and California sourced wines to the Chinese market.  The Company has exited the wine business and is now exclusively designing and developing wireless communications devices.  On February 3, 2011, we amended and restated our certificate of incorporation in order to, among other things, change our name to Waxess Holdings, Inc. and increase our authorized capital stock to 125,000,000 shares of which 100,000,000 are designated as common stock and 25,000,000 are designated as “blank check” preferred stock. On July 21, 2011, we amended our certificate of incorporation to change our name to AirTouch Communications, Inc.

On February 4, 2011, we entered into an Agreement of Merger and Plan of Reorganization (the “Merger Agreement”) with AirTouch, Inc., formerly known as Waxess USA, Inc., a privately held California corporation, and Waxess Acquisition Corp., our newly formed, wholly-owned Delaware subsidiary.  Upon closing of the transaction contemplated under the Merger Agreement (the “Merger”), Waxess Acquisition Corp. merged with and into AirTouch, Inc., and AirTouch, Inc., as the surviving corporation, became a wholly-owned subsidiary of the Company. We intend to carry on the business of AirTouch, Inc. as our sole line of business.

Recent Developments

Between March 15, 2010 and February 1, 2011, AirTouch, Inc. entered into Secured Convertible Note and Securities Purchase Agreements with certain accredited investors pursuant to which AirTouch, Inc. sold to the investors secured convertible promissory notes (the “ Bridge Notes ”) in the aggregate principal amount of $3,410,000 and warrants (the “ Bridge Warrants ”) to purchase an aggregate of 3,360,000 shares of common stock.  Between February 17, 2011 and April 15, 2011, the Company entered into Purchase Agreements with additional investors pursuant to which the Company sold to the investors Bridge Notes in the aggregate principal amount of $1,907,500 and Bridge Warrants to purchase an aggregate of 1,907,500 shares of the Company’s common stock.  Collectively, AirTouch, Inc. and the Company sold an aggregate of $5,317,500 principal amount of Bridge Notes and detachable Bridge Warrants to purchase an aggregate of 5,267,500 shares of common stock.

On April 28, 2011, investors holding an aggregate of $5,217,500 principal amount of Bridge Notes converted such Bridge Notes into an aggregate of 2,753,214 Units offered by the Company in a private placement (the “Private Placement”), with each Unit consisting of one share of the Company’s common stock and one two-year warrant to purchase an additional share of the Company’s common stock at an exercise price of $3.00.  In connection with the conversion of the Bridge Notes, an aggregate of $288,928 of accrued interest representing 144,464 Units included above was also converted into the Private Placement.

In connection with the consummation of the Private Placement, the Bridge Warrants held by the investors were converted into three year warrants to purchase an aggregate of 5,267,500 shares of the Company’s common stock at an exercise price of $2.00 per share (the “Replacement Warrants”).

In July and August of 2011, an aggregate of 1,745,723 warrants originally issued in the Private Placement, 3,222,500 Replacement Warrants and 3,735,888 warrants issued to other shareholders were exchanged for an aggregate of 1,958,779 shares of common stock (the “ Warrant Exchange Shares ”) (including 1,532,049 Warrant Exchange Shares issued in exchange for warrants originally issued in the Private Placement and Replacement Warrants).

 On July 11, 2011, July 29, 2011, August 5, 2011, and August 15, 2011 we entered into subscription agreements (the “ Subscription Agreements ”) with certain investors whereby we sold an aggregate of 480 Units, with each Unit consisting of 12,500 shares of the Company’s common stock and one two-year warrant to purchase 12,500 additional shares of common stock at an exercise price of $3.00 per share for a per Unit purchase price of $25,000 and aggregate gross proceeds of $12,000,000. In connection with this offering we paid aggregate placement agent fees consisting of $1,319,470 and issued three-year warrants to purchase a number of Units equal to 9% of the 480 Units sold in the offering, with the same terms as the warrants issued to the investors (the “ Placement Agent Warrants ”).

With respect to the warrants issued to investors in the Private Placement, the warrants issued to investors pursuant to the Subscription Agreements, the Replacement Warrants, and the Placement Agent Warrants, (i) if at any time after 12 months from the date of issuance of the warrant there is no effective registration statement registering the resale of the Common Stock underlying the warrants, the warrants may, during such period, be exercised on a “cashless” basis, (ii) during the period beginning on the original date of issuance of the warrant and ending on the earlier to occur of (a) the first anniversary date of the original issuance date and (b) the date there is an effective registration statement on file with the SEC covering the resale of all of the common stock underlying the warrants, the Company issues or sells any shares of Common Stock or securities convertible into common stock (other than an “Exempt Issuance”, as defined in the warrant) for consideration less than a price equal to the exercise price of the warrant (the “New Issuance Price”), then the exercise price of the warrant shall be reduced to an amount equal to New Issuance Price multiplied by 1.5, and (iii) the warrant may be redeemed, at the option of the Company, at a price of $0.001 per share of shares underlying such warrant (“ Redemption Price ”), upon not less than 10 days prior written notice (“ Redemption Period ”) to the holder notifying the holder of the Company’s intent to exercise such right and setting forth a time and date for such redemption; provided, however, that no such redemption may occur unless (a) the Company’s common stock has had a per share closing sales price of at least $5.00 for twenty consecutive trading days and (b) at the date of the redemption notice and during the entire Redemption Period there is an effective registration statement covering the resale of the shares of common stock underlying the warrant.

The securities sold in the Private Placement and pursuant to the Subscription Agreements were not registered under the Securities Act, or the securities laws of any state, and were offered and sold in reliance on the exemption from registration afforded by Section 4(2) and Regulation D (Rule 506) under the Securities Act and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering.

THE OFFERING

Common stock offered by selling stockholders	This prospectus relates to the sale by certain selling stockholders of 20,417,754 shares of our common stock consisting of:

2,753,214 shares of our common stock issued to investors in the Private Placement;

1,007,491 shares of our common stock underlying warrants issued to investors in the Private Placement;

2,045,000 shares of our common stock underlying  Replacement Warrants;

6,000,000 shares of our common stock issued to investors pursuant to the Subscription Agreements;

6,000,000 shares of our common stock underlying the warrants issued to investors pursuant to the Subscription Agreements;

540,000 shares of our common stock underlying the Placement Agent Warrants;

540,000 shares of our common stock underlying the warrants underlying the Placement Agent Warrants; and

1,532,049 Warrant Exchange Shares

Offering price	Market price or privately negotiated prices.

Common stock outstanding before the offering	19,379,569 (1)

Common stock outstanding after the offering	29,512,060 (assuming the exercise of all the warrants the underlying shares of which are included in this prospectus)

Use of proceeds	We will not receive any proceeds from the sale of the common stock by the selling stockholders.

OTC Symbol	ATCH.OB

Risk Factors
You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 6 of this prospectus before deciding whether or not to invest in our common stock.

(1)	Represents the number of shares of our common stock issued and outstanding as of November 15, 2011.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements. Such statements include statements regarding our expectations, hopes, beliefs or intentions regarding the future, including but not limited to statements regarding our market, strategy, competition, development plans (including acquisitions and expansion), financing, revenues, operations, and compliance with applicable laws. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from such forward-looking statements include the risks described in greater detail in the following paragraphs. All forward-looking statements in this document are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward-looking statement, except as may be required under applicable securities law. Market data used throughout this prospectus is based on published third party reports or the good faith estimates of management, which estimates are based upon their review of internal surveys, independent industry publications and other publicly available information. Although we believe that such sources are reliable, we do not guarantee the accuracy or completeness of this information, and we have not independently verified such information.

RISK FACTORS

 There are numerous and varied risks, known and unknown, that may prevent us from achieving our goals.  If any of these risks actually occur, our business, financial condition or results of operation may be materially adversely affected.  In such case, the trading price of our common stock could decline and investors could lose all or part of their investment.

Risks Relating to Our Business

Since we have a limited operating history it is difficult for potential investors to evaluate our business.

We commenced doing business in August 2004 and incorporated in 2008. Our limited operating history makes it difficult for potential investors to evaluate our business or prospective operations. Since our formation, we have generated only limited and sporadic revenues.  As an early stage company, we are subject to the risks inherent in the initial organization, financing, expenditures, complications and delays in a new business. Investors should evaluate an investment in us in light of the uncertainties encountered by developing companies in a competitive environment. Our business is dependent upon the implementation of our business plan. There can be no assurance that our efforts will be successful or that we will ultimately be able to attain profitability.

We have a history of losses and a large accumulated deficit and we may not be able to achieve profitability in the future.

For the nine months ended September 30, 2011, and 2010 we incurred net losses of $6,569,793 and $2,743,200, respectively. For the years ended December 31, 2010 and 2009, we incurred net losses of $4,850,375 and $1,025,951, respectively. As of September 30, 2011, we have accumulated net losses of $13,336,139. There can be no assurance that we will be profitable in the future. If we are not profitable and cannot obtain sufficient capital we may have to cease our operations. Our independent registered public accounting firm has issued an unqualified opinion with an explanatory paragraph to the effect that there is substantial doubt about our ability to continue as a going concern. This unqualified opinion with an explanatory paragraph could have a material adverse effect on our business, financial condition, results of operations and cash flows. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” and Footnotes to our financial statements.

We may need additional financing to execute our business plan and fund operations, which additional financing may not be available on reasonable terms or at all.

We have limited funds and may not be able to execute our current business plan and fund business operations long enough to achieve profitability.  Our ultimate success may depend upon our ability to raise additional capital.  There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us.

We may be required to pursue sources of additional capital through various means, including joint venture projects and debt or equity financings. Future financings through equity investments are likely to be dilutive to existing stockholders. Also, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition.

Our ability to obtain needed financing may be impaired by such factors as the capital markets, both generally and specifically in our industry, and the fact that we are not profitable, which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

It may be costly and difficult to enforce our intellectual property rights.

Our success will depend on our ability to: (i) obtain patents for product technologies and manufacturing methodologies; (ii) defend patents once applied for and obtained; (iii) maintain trade secrets; and (iv) operate without infringing the intellectual property rights of others, both in the United States and foreign countries.  Patent positions can be uncertain and involve complex legal and factual issues for which the legal principles remain largely unresolved.  We cannot promise that our patents will not be challenged, invalidated, or circumvented.  Potential competitors have filed patents in areas related to our research.  We may need to expend funds to litigate to defend or enforce our patents against others.  It may be difficult for us to obtain and enforce worldwide patent protection because of the cost and legal issues attendant with obtaining patents in each country.  Changes in the laws pertaining to the life of a patent may also have an adverse effect on our intellectual property rights.

Our business results will be subject to fluctuations in foreign currencies.

We plan to expand our business into foreign countries.  It is unlikely that we will be able to purchase products and services and sell products and services in United States (U.S.) dollars; therefore, our financial results will be subject to certain risks associated with the value of those foreign currencies relative to the value of the US dollar.  This risk could negatively impact both financial results and cash flows.

Our industry is subject to rapid technological change, and we must make substantial investments in new products, services and technologies to compete successfully.

New technological innovations generally require a substantial investment before they are commercially viable. We intend to continue to make substantial investments in developing new products and technologies, and it is possible that our development efforts will not be successful and that our new technologies will not result in meaningful revenues. Our future success will depend on our ability to continue to develop and introduce new products, technologies and enhancements on a timely basis. Our future success will also depend on our ability to keep pace with technological developments, protect our intellectual property, satisfy customer requirements, meet consumer expectations, price our products and services competitively and achieve market acceptance. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products and technologies, and products and technologies currently under development, obsolete and unmarketable. If we fail to anticipate or respond adequately to technological developments or customer requirements, or experience any significant delays in development, introduction or shipment of our products and technologies in commercial quantities, demand for our products and our customers’ and licensees’ products that use our technologies could decrease, and our competitive position could be damaged.

Competitive pricing could adversely affect our profits.

Profits suggested by our business plan will attract competitive attention.  We already face competition in the consumer electronics space from companies that may have lower fixed and marginal costs. We expect competitors to challenge our patent estate, invent similar products, and introduce product substitutes.  There is no assurance that our competitors will not develop more effective or affordable technology in an earlier or more efficient manner. The possibility exists that others may develop more cost effective products and/or processes. To the extent that our products threaten competitor’s offerings, these competitors can be expected to engage in price-cutting to protect traditional markets. Many of our potential competitors have significantly greater financial and technical resources, and established sales and marketing teams than we do.

Defects or errors in our products and services or in products made by our suppliers could harm our relations with our customers and expose us to liability. If we experience product recalls, we may incur significant expenses and experience decreased demand for our products.

Our products are inherently complex and may contain defects and errors that are detected only when the products are in use. The design process interface issues are more complex as we enter into new domains of technology, which adds risk to yields and reliability.  Because our products are used for both personal and business purposes, such defects or errors could have a serious impact on our end customers, which could damage our reputation, harm our customer relationships and expose us to liability.  Defects or impurities in our components, materials or software, equipment failures or other difficulties could adversely affect our ability, and that of our customers, to ship products on a timely basis as well as customer or licensee demand for our products. Any such shipment delays or declines in demand could reduce our revenues and harm our ability to achieve or sustain desired levels of profitability. We and our customers may also experience component or software failures or defects that could require significant product recalls, rework and/or repairs that are not covered by warranty reserves.

If we are unable to attract and retain qualified employees it would adversely impact our business.

Our future success depends largely upon the continued service of our board members, executive officers and other key management and technical personnel. Our success also depends on our ability to continue to attract, retain and motivate qualified personnel. In addition, implementing our product and business strategy requires specialized engineering and other talent, and our revenues are highly dependent on technological and product innovations. The market for such specialized engineering and other talented employees in our industry is extremely competitive.  In addition, existing immigration laws make it more difficult for us to recruit and retain highly skilled foreign national graduates of U.S. universities, making the pool of available talent even smaller. Key employees represent a significant asset, and the competition for these employees is intense in the wireless communications industry.  In the event of a labor shortage, or in the event of an unfavorable change in prevailing labor and/or immigration laws, we could experience difficulty attracting and retaining qualified employees. We continue to anticipate increases in human resource needs, particularly in engineering. If we are unable to attract and retain the qualified employees that we need, our business may be harmed. We may have particular difficulty attracting and retaining key personnel in periods of poor operating performance given the significant use of incentive compensation by our competitors. Although we intend to in the near future, we currently do not have employment agreements with our key management personnel and do not maintain key person life insurance on any of our personnel. To the extent that new regulations make it less attractive to grant share-based awards to employees or if stockholders do not authorize shares for the continuation of equity compensation programs in the future, we may incur increased compensation costs, change our equity compensation strategy or find it difficult to attract, retain and motivate employees, each of which could materially and adversely affect our business.

We depend upon a limited number of third-party suppliers to manufacture and test component parts, subassemblies and finished goods for our products. If these third-party suppliers do not allocate adequate manufacturing and test capacity in their facilities to produce products on our behalf, or if there are any disruptions in the operations, or the loss, of any of these third parties, it could harm our ability to meet our delivery obligations to our customers, reduce our revenues, increase our cost of sales and harm our business.

A supplier’s ability to meet our product manufacturing demand is limited mainly by its overall capacity and current capacity availability. Our ability to meet customer demand depends, in part, on our ability to obtain timely and adequate delivery of parts and components from our suppliers. A reduction or interruption in our product supply source, an inability of our suppliers to react to shifts in product demand or an increase in component prices could have a material adverse effect on our business or profitability. Component shortages could adversely affect our ability and that of our customers to ship products on a timely basis and, as a result, our customers’ demand for our products.  Any such shipment delays or declines in demand could reduce our revenues and harm our ability to achieve or sustain desired levels of profitability.  Additionally, failure to meet customer demand in a timely manner could damage our reputation and harm our customer relationships. Our operations may also be harmed by lengthy or recurring disruptions at any of our suppliers’ manufacturing facilities and by disruptions in the distribution channels from our suppliers and to our customers. Any such disruptions could cause significant delays in shipments until we are able to shift the products from an affected manufacturer to another manufacturer. If the affected supplier was a sole-source supplier, we may not be able to obtain the product without significant cost and delay. The loss of a significant third-party supplier or the inability of a third-party supplier to meet performance and quality specifications or delivery schedules could harm our ability to meet our delivery obligations to our customers and negatively impact our revenues and business operations.

Our suppliers may place us on raw material allocation in the event that there are limited supplies of the raw materials that we use in our products.

Our contract manufacturers may place us on an allocation due to limited availability of raw materials.   In this event, the supplier could elect to allocate raw materials and manufacturing capacity to others and reduce deliveries to us to our detriment.  We cannot guarantee that the actions of our suppliers will not cause disruptions in our operations that could harm our ability to meet our delivery obligations to our customers or increase our cost of sales.

We may engage in acquisitions or strategic transactions or make investments that could result in significant changes or management disruption and fail to enhance stockholder value.

From time to time, we may engage in acquisitions or strategic transactions or make investments with the goal of maximizing stockholder value.  We may acquire businesses; enter into joint ventures or other strategic transactions and purchase equity and debt securities, including minority interests in publicly-traded and private companies, non-investment-grade debt securities, equity and debt mutual and exchange-traded funds, and corporate bonds/notes.  Some of our strategic investments may entail a high degree of risk and will not become liquid until more than one year from the date of investment, if at all. Our acquisitions or strategic investments (either those we have completed or may undertake in the future) may not generate financial returns or result in increased adoption or continued use of our technologies. In addition, our other investments may not generate financial returns or may result in losses due to market volatility, the general level of interest rates and inflation expectations. In some cases, we may be required to consolidate or record our share of the earnings or losses of those companies. Our share of any losses will adversely affect our financial results until we exit from or reduce our exposure to these investments.  Achieving the anticipated benefits of acquisitions depends in part upon our ability to integrate the acquired businesses in an efficient and effective manner. The integration of companies that have previously operated independently may result in significant challenges, and we may be unable to accomplish the integration smoothly or successfully.  We cannot assure you that the integration of acquired businesses with our business will result in the realization of the full benefits anticipated by us to result from the acquisition. We may not derive any commercial value from the acquired technology, products and intellectual property or from future technologies and products based on the acquired technology and/or intellectual property, and we may be subject to liabilities that are not covered by indemnification protection we may obtain.

If we are unable to manage future expansion effectively, our business, operations and financial condition may suffer significantly, resulting in decreased productivity.

If our products prove to be commercially valuable, it is likely that we will experience a rapid growth phase that could place a significant strain on our managerial, administrative, technical, operational and financial resources.  Our organization, procedures and management may not be adequate to fully support the expansion of our operations or the efficient execution of our business strategy.  If we are unable to manage future expansion effectively, our business, operations and financial condition may suffer significantly, resulting in decreased productivity.

We are subject to the risks of conducting business outside the United States.

A significant part of our strategy involves our continued pursuit of growth opportunities in a number of international market locations. We market, sell and service our products internationally.  We expect to continue to expand our international sales operations and to sell products in additional countries and locations. This expansion will require significant management attention and financial resources to successfully develop direct and indirect international sales and support channels, and we cannot assure you that we will be successful or that our expenditures in this effort will not exceed the amount of any resulting revenues. If we are not able to maintain or increase international market demand for our products and technologies, we may not be able to maintain a desired rate of growth in our business. We believe that the wireless markets in China and India, among others, represent growth opportunities for us. If wireless operators in China or India, or the governments of China or India, make technology deployment or other decisions that result in actions that are adverse to the expansion of our technologies, our business could be harmed.  We are subject to risks in certain global markets in which wireless operators provide subsidies on wireless device sales to their customers. Increases in device prices that negatively impact device sales can result from changes in regulatory policies related to device subsidies.

Our earnings are subject to substantial quarterly and annual fluctuations and to market downturns.

Our revenues and earnings may fluctuate significantly in the future.  General economic or other political conditions may cause a downturn in the market for our products or technology.  A future downturn in the market for our products or technology could adversely affect our operating results and increase the risk of substantial quarterly and annual fluctuations in our earnings.  Any prolonged credit crisis or currency crisis may result in the insolvency of key suppliers resulting in product delays; delays in reporting and/or payments from our distributors; the inability of our customers to obtain credit to finance purchases of our products; customer insolvencies that impact our customers’ ability to pay us and cause our customers to change delivery schedules, cancel committed purchase orders or reduce purchase order commitment projections; uncertainty in global economies, which could impact demand for our  products in various regions; counterparty failures negatively impacting our treasury operations; and the inability to utilize federal and/or state capital loss carryovers.  Our future operating results may be affected by many factors, including, but not limited to: our ability to retain existing or secure anticipated customers, both domestically and internationally; our ability to develop, introduce and market new products and services on a timely basis; management of inventory by us and our customers and their customers in response to shifts in market demand; changes in the mix of products developed, produced and sold; seasonal customer demand; and disputes with our customers.  These factors affecting our future earnings are difficult to forecast and could harm our quarterly and/or annual operating results.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure may create uncertainty regarding compliance matters. New or changed laws, regulations and standards are subject to varying interpretations in many cases. As a result, their application in practice may evolve over time. We are committed to maintaining high standards of corporate governance and public disclosure. Complying with evolving interpretations of new or changed legal requirements may cause us to incur higher costs as we revise current practices, policies and procedures, and may divert management time and attention from revenue generating to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation might also be harmed.

Risks Relating to Our Industry

Government regulation and policies of industry standards bodies may adversely affect our business.

Our products are subject to various regulations, including Federal Communications Commission (FCC) regulations in the United States and other international regulations, as well as the specifications of national, regional and international standards bodies. Changes in the regulation of our activities, including changes in the allocation of available spectrum by the United States government and other governments, or exclusion or limitation of our technology or products by a government or standards body, could have a material adverse effect on our business, operating results, liquidity and financial position.

If wireless devices pose safety risks, we may be subject to new regulations, and demand for our products may decrease.

Concerns over the effects of radio frequency emissions, even if unfounded, may have the effect of discouraging the use of wireless devices, which may decrease demand for our products and those of our customers. In recent years, the FCC and foreign regulatory agencies have updated the guidelines and methods they use for evaluating radio frequency emissions from radio equipment, including wireless phones and other wireless devices. In addition, interest groups have requested that the FCC investigate claims that wireless communications technologies pose health concerns and cause interference with airbags, hearing aids and medical devices. Concerns have also been expressed over the possibility of safety risks due to a lack of attention associated with the use of wireless devices while driving. Any legislation that may be adopted in response to these expressions of concern could reduce demand for our products and those of our customers in the United States as well as foreign countries.

Global economic conditions that impact the wireless communications industry could negatively affect our revenues and operating results.

A future decline in global economic conditions could have adverse, wide-ranging effects on demand for our products and for the products of our customers.  We cannot predict other negative events that may have adverse effects on the economy, on demand for wireless device products or on wireless device inventories and wireless operators.  Inflation and/or deflation and economic recessions that adversely affect the global economy and capital markets also adversely affect our customers and our end consumers. For example, our customers’ ability to purchase or pay for our products and services, obtain financing and upgrade wireless networks could be adversely affected, leading to cancellation or delay of orders for our products.  Also, our end consumers’ standards of living could be lowered, and their ability to purchase wireless devices based on our technology could be diminished.  Inflation could also increase our costs of raw materials and operating expenses and harm our business in other ways, and deflation could reduce our revenues if product prices fall. Any of these results from worsening global economic conditions could negatively affect our revenues and operating results.  Because we intend to continue to make significant investments in research and development and to maintain extensive ongoing customer service and support capability, any decline in the rate of growth of our revenues will have a significant adverse impact on our operating results.

Risks Relating to our Organization and our Common Stock

As a result of the Merger, AirTouch, Inc. became a subsidiary of ours and since we are subject to the reporting requirements of federal securities laws, this can be expensive and may divert resources from other projects, thus impairing its ability to grow.

As a result of the Merger, AirTouch, Inc., formerly known as Waxess USA, became a subsidiary of ours and, accordingly, is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other federal securities laws, including compliance with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).  The costs of preparing and filing annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (SEC) (including reporting of the Merger) and furnishing audited reports to stockholders will cause our expenses to be higher than they would have been if AirTouch, Inc. had remained privately held and did not consummate the Merger.

It may be time consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act.  We will need to hire additional financial reporting, internal controls and other finance personnel in order to develop and implement appropriate internal controls and reporting procedures.  If we are unable to maintain effective disclosure controls and procedures, and internal control over financial reporting, investor confidence and our stock price could be adversely affected.

If we fail to establish and maintain an effective system of internal control, we may not be able to report our financial results accurately or to prevent fraud.  Any inability to report and file our financial results accurately and timely could harm our reputation and adversely impact the trading price of our common stock.

Effective internal control is necessary for us to provide reliable financial reports and prevent fraud.  If we cannot provide reliable financial reports or prevent fraud, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation with investors may be harmed.  As a result, our small size and potential internal control deficiencies may adversely affect our financial condition, results of operation and access to capital.  We have not performed an in-depth analysis to determine if historical un-discovered failures of internal controls exist, and may in the future discover areas of our internal control that need improvement.

Public company compliance may make it more difficult to attract and retain officers and directors.

The Sarbanes-Oxley Act and new rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies.  As a public company, we expect these new rules and regulations to increase our compliance costs in 2011 and beyond and to make certain activities more time consuming and costly.  As a public company, we also expect that these new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance in the future and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.  As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

Because we became public with a reverse merger, we may not be able to attract the attention of major brokerage firms.

There may be risks associated with our becoming public through a “reverse merger.”  Securities analysts of major brokerage firms may not provide coverage of us since there is no incentive to brokerage firms to recommend the purchase of our common Stock.  No assurance can be given that brokerage firms will, in the future, want to conduct any secondary offerings on behalf of our post-Merger company.

Our stock price may be volatile.

The stock market in general, and the stock prices of technology-based and wireless communications companies in particular, have experienced volatility that often has been unrelated to the operating performance of any specific public company.  The market price of our common stock is likely to be highly volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including the following:

●	changes in our industry;

●	competitive pricing pressures;

●	our ability to obtain working capital financing;

●	additions or departures of key personnel;

●	limited "public float" in the hands of a small number of persons whose sales or lack of sales could result in positive or negative pricing pressure on the market price for our common stock;

●	sales of our common stock (particularly following effectiveness of the resale registration statement of which this prospectus forms a part);

●	our ability to execute our business plan;

●	operating results that fall below expectations;

●	loss of any strategic relationship;

●	regulatory developments;

●	economic and other external factors;

●	period-to-period fluctuations in our financial results; and

●	inability to develop or acquire new or needed technology.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

We have not paid dividends in the past and do not expect to pay dividends in the future.  Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future.  The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant.  If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

There is currently no liquid trading market for our common stock and we cannot ensure that one will ever develop or be sustained.

To date there has been no liquid trading market for our common stock.  We cannot predict how liquid the market for our common stock might become.  Our common stock is quoted for trading on the OTC Bulletin Board, however, and as soon as is practicable we anticipate applying for listing of our common stock on either the NYSE Amex, The Nasdaq Capital Market or other national securities exchange, assuming that we can satisfy the initial listing standards for such exchange.  We currently do not satisfy the initial listing standards, and cannot ensure that we will be able to satisfy such listing standards or that our common stock will be accepted for listing on any such exchange.  Should we fail to satisfy the initial listing standards of such exchanges, or our common stock is otherwise rejected for listing and remain quoted on the OTC Bulletin Board or suspended from the OTC Bulletin Board, the trading price of our common stock could suffer and the trading market for our common stock may be less liquid and our common stock price may be subject to increased volatility.

Furthermore, for companies whose securities are traded in the OTC Bulletin Board, it is more difficult (1) to obtain accurate quotations, (2) to obtain coverage for significant news events because major wire services generally do not publish press releases about such companies, and (3) to obtain needed capital.

Our common stock is currently deemed a “penny stock,” which makes it more difficult for our investors to sell their shares.

Our common stock is subject to the “penny stock” rules adopted under Section 15(g) of the Exchange Act.  The penny stock rules generally apply to companies whose common stock is not listed on The Nasdaq Stock Market or other national securities exchange and trades at less than $1.00 per share, other than companies that have had average revenue of at least $6,000,000 for the last three years or that have tangible net worth of at least $5,000,000 ($2,000,000 if the company has been operating for three or more years).  These rules require, among other things, that brokers who trade penny stock to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances.  Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited.  If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our securities.  If our securities are subject to the penny stock rules, investors will find it more difficult to dispose of our securities.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market upon the expiration of any statutory holding period, under Rule 144, or issued upon the exercise of outstanding options or warrants, it could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of our common stock could fall.  The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Exercise of options and warrants may have a dilutive effect on our common stock.

If the price per share of our common stock at the time of exercise of any warrants, options or any other convertible securities is in excess of the various exercise or conversion prices of such convertible securities, exercise or conversion of such convertible securities would have a dilutive effect on our common stock.  As of November 15, 2011, we had (i) outstanding warrants to purchase 13,485,666 shares of our common stock; and (ii) 1,708,196 options to purchase shares of our common stock at an exercise price of $2.00 per share.  Further, any additional financing that we secure may require the granting of rights, preferences or privileges senior to those of our common stock and which result in additional dilution of the existing ownership interests of our common stockholders.

Investor relations activities, nominal “float” and supply and demand factors may affect the price of our common stock.

We expect to utilize various techniques such as non-deal road shows and investor relations campaigns in order to create investor awareness for our company.  These campaigns may include personal, video and telephone conferences with investors and prospective investors in which our business practices are described.  We may provide compensation to investor relations firms and pay for newsletters, websites, mailings and email campaigns that are produced by third-parties based upon publicly-available information concerning us.  We will not be responsible for the content of analyst reports and other writings and communications by investor relations firms not authored by us or from publicly available information.  We do not intend to review or approve the content of such analysts’ reports or other materials based upon analysts’ own research or methods.  Investor relations firms should generally disclose when they are compensated for their efforts, but whether such disclosure is made or complete is not under our control.  Our investors may be willing, from time to time, to encourage investor awareness through similar activities.  Investor awareness activities may also be suspended or discontinued which may impact the trading market of our common stock.

The SEC and Financial Industry Regulatory Authority (FINRA) enforce various statutes and regulations intended to prevent manipulative or deceptive devices in connection with the purchase or sale of any security and carefully scrutinize trading patterns and company news and other communications for false or misleading information, particularly in cases where the hallmarks of “pump and dump” activities may exist, such as rapid share price increases or decreases.  We and our shareholders may be subjected to enhanced regulatory scrutiny due to the small number of holders who initially will own the registered shares of our common stock publicly available for resale, and the limited trading markets in which such shares may be offered or sold which have often been associated with improper activities concerning penny-stocks, such as the OTC Bulletin Board or the OTCQB Marketplace (Pink OTC) or pink sheets.  The Supreme Court has stated that manipulative action is a term of art connoting intentional or willful conduct designed to deceive or defraud investors by controlling or artificially affecting the price of securities.  Often times, manipulation is associated by regulators with forces that upset the supply and demand factors that would normally determine trading prices.  Some of our outstanding common stock will initially be available for trading, held by a limited number of individuals or entities.  Accordingly, the supply of common stock for sale will be extremely limited for an indeterminate amount of time, which could result in higher bids, asks or sales prices than would otherwise exist.  Securities regulators have often cited thinly-traded markets, small numbers of holders, and awareness campaigns as components of their claims of price manipulation and other violations of law when combined with manipulative trading, such as wash sales, matched orders or other manipulative trading timed to coincide with false or touting press releases.  There can be no assurance that our or third-parties’ activities, or the small number of potential sellers or small percentage of stock in the “float,” or determinations by purchasers or holders as to when or under what circumstances or at what prices they may be willing to buy or sell stock, will not artificially impact (or would be claimed by regulators to have affected) the normal supply and demand factors that determine the price of stock.

Because our directors and executive officers are among our largest stockholders, they can exert significant control over our business and affairs and have actual or potential interests that may depart from those of subscribers in the Offering.

Our directors and executive officers own or control a significant percentage of the common stock following the Merger. Additionally, the holdings of our directors and executive officers may increase in the future upon vesting or other maturation of exercise rights under any of the options or warrants they may hold or in the future be granted or if they otherwise acquire additional shares of our common stock. The interests of such persons may differ from the interests of our other stockholders. As a result, in addition to their board seats and offices, such persons will have significant influence over and control all corporate actions requiring stockholder approval, irrespective of how the Company’s other stockholders may vote, including the following actions:

•	to elect or defeat the election of our directors;

•	to amend or prevent amendment of our Certificate of Incorporation or By-laws;

•	to effect or prevent a merger, sale of assets or other corporate transaction; and

•	to control the outcome of any other matter submitted to our stockholders for vote.

Such persons’ stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

Our certificate of incorporation allows for our board to create new series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock.

Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock. Our board of directors also has the authority to issue preferred stock without further stockholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock. In addition, our board of directors could authorize the issuance of a series of preferred stock that has greater voting power than our common stock or that is convertible into our common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing stockholders.

Because our common stock is not registered under the Exchange Act, we will not be subject to the federal proxy rules and our directors, executive offices and 10% beneficial holders will not be subject to Section 16 of the Exchange Act. In addition, our reporting obligations under Section 15(d) of the Exchange Act may be suspended automatically if we have fewer than 300 shareholders of record on the first day of our fiscal year.

Our common stock is not registered under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), and we do not intend to register our common stock under the Exchange Act for the foreseeable future (provided that, we will register our common stock under the Exchange Act if we have, after the last day of our fiscal year, more than 500 shareholders of record, in accordance with Section 12(g) of the Exchange Act, or if our common stock becomes listed on a national securities exchange in accordance with Section 12(b) of the Exchange Act). As a result, as long as our common stock is not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the Securities and Exchange Commission (“SEC”) a proxy statement and form of proxy complying with the proxy rules. In addition, so long as our common stock is not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common stock will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directors, and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5 respectively. Such information about our directors, executive officers, and beneficial holders will only be available through this registration statement and any other registration statement and periodic reports we file hereafter.  Furthermore, so long as our common stock is not registered under the Exchange Act, our obligation to file reports under Section 15(d) of the Exchange Act will be automatically suspended if, on the first day of any fiscal year (other than a fiscal year in which a registration statement under the Securities Act has gone effective), we have fewer than 300 shareholders of record. This suspension is automatic and does not require any filing with the SEC. In such an event, we may cease providing periodic reports and current or periodic information, including operational and financial information, may not be available with respect to our results of operations.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the shares offered by them under this prospectus. We will not receive any proceeds from the sale of the shares by the selling stockholders covered by this prospectus.

 MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the OTC Bulletin Board under the symbol “ATCH.OB.”  There has been minimal trading to date in our common stock. As of November 15, 2011, there were approximately 252 holders of record of our common stock.

Equity Compensation Plan Information

As of December 31, 2010, we did not have any equity compensation plan.

 DIVIDEND POLICY

We have not previously paid any cash dividends on our common stock and do not anticipate or contemplate paying dividends on our common stock in the foreseeable future.  We currently intend to use all our available funds to develop our business.  We can give no assurances that we will ever have excess funds available to pay dividends.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our 2009 and 2010 audited and 2011 interim unaudited condensed consolidated financial statements and related notes included in this prospectus.  This prospectus contains “forward-looking statements”.  The statements contained in this prospectus that are not historic in nature, particularly those that utilize terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “estimates,” “believes,” or “plans” or comparable terminology are forward-looking statements based on current expectations and assumptions.  Various risks and uncertainties could cause actual results to differ materially from those expressed in forward-looking statements.

The forward-looking events discussed in this prospectus, the documents to which we refer you and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us.  For these statements, we claim the protection of the “bespeaks caution” doctrine.  All forward-looking statements in this document are based on information currently available to us as of the date of this prospectus, and, except as may be required under applicable securities laws, we assume no obligation to update any forward-looking statements.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Company History

AirTouch Communications, Inc. (“we” or, the “Company”) was incorporated as a Delaware corporation on April 2, 2007 for the purpose of developing a wholesale and distribution business that specializes in providing French and California sourced wines to the Chinese market.  The Company has exited the wine business and is now exclusively designing and developing wireless communications devices.  On February 3, 2011, we amended and restated our certificate of incorporation in order to, among other things, change our name to Waxess Holdings, Inc. and increase our authorized capital stock to 125,000,000 shares of which 100,000,000 are designated as common stock and 25,000,000 are designated as “blank check” preferred stock. On July 21, 2011, we amended our certificate of incorporation to change our name to AirTouch Communications, Inc.

On February 4, 2011, we entered into an Agreement of Merger and Plan of Reorganization (the “Merger Agreement”) with AirTouch, Inc., formerly known as Waxess USA, Inc., a privately held California corporation, and Waxess Acquisition Corp., our newly formed, wholly-owned Delaware subsidiary. Upon closing of the transaction contemplated under the Merger Agreement (the “Merger”), Waxess Acquisition Corp. merged with and into AirTouch, Inc., and AirTouch, Inc., as the surviving corporation, became a wholly-owned subsidiary of the Company.

AirTouch, Inc. began operations in 2004, and was incorporated in California in 2008.  AirTouch, Inc. is engaged in the development and marketing of phone terminals capable of converging traditional landline, cellular and data services based on its patent portfolio.  The business was started by a group of former Uniden executives that observed the migration of landline subscribers to cellular and determined that the migration would continue and create a need for home cellular cordless phones. AirTouch, Inc. currently offers its DM1000 (cell@home) product through various channels, including several of the major U.S. carriers, and is working to bring its higher performance, lower cost next generation HomeConnex series of products, UFO series of products and  Focal Point product lines to market.  To date, AirTouch, Inc. has not generated material revenues or earnings as a result of its activities.  As a result of the Merger, AirTouch, Inc. became a wholly-owned subsidiary of the Company and the Company succeeded to the business of AirTouch, Inc. as its sole line of business.

Overview

We are a technology firm, located in Newport Beach, CA, that was incorporated in 2008 and develops and markets phone terminals capable of converging traditional landline, cellular and data services based on its patent portfolio.  AirTouch, Inc. currently offers its DM1000 (cell@home) product through various channels, including several of the major U.S. carriers, and is working to bring its higher performance, lower cost next generation UFO, HomeconneX and Focal Point products to the market.

 Results of Operations

Comparison of Nine Months Ended September 30, 2011 To September 30, 2010

Net revenues for the nine months ended September 30, 2011 were approximately $477,000, compared with $143,000 for the nine months ended September 30, 2010.  The increase of $334,000 was the result of the development and certification of the CDMA version of the Company’s first generation product.

Gross profit as a percentage of sales during the nine months ended September 30, 2011 was 25.7%, compared to 6.8% for the nine months ended September 30, 2010.  The Company incurred higher than normal production and freight costs in the prior period in an effort to bring the product to market.

Operating expenses for the nine months ended September 30, 2011 were approximately $3,707,000, compared to $2,587,000 for the nine months ended September 30, 2010.  The increase of $1,120,000 or 43.3% was primarily due to an approximate $725,000 increase in research and development costs associated with the Company’s next generation product (X1500) and its derivative products, and an increase of approximately $395,000 in selling, general and administrative expenses, resulting from an increase in labor costs as staffing levels increased.

Other expenses, net for the nine months ended September 30, 2011 were approximately $2,986,000, compared to $166,000 for the nine months ended September 30, 2010. The $2,820,000 increase was primarily attributable to $1,176,000 in noncash adjustments to the fair value of stock options and warrants issued; a $500,000 increase in interest expense primarily attributable to the convertible notes; a $120,000 increase in interest expenses to bridge notes; a $293,000 noncash charge to other expenses related to the issuance of common stock for not filing the registration statement by an agreed upon date; an $85,975 noncash charge to stock compensation expense for stock issued in connection with capital raising efforts; and a $227,000 gain on the cancellation of notes during the nine months ended September 30, 2010 that did not occur in the current period.

The resulting net loss for the nine months ended September 30, 2011 was approximately $6,650,000, compared with a loss of approximately $2,743,000 for the nine months ended September 30, 2010, an increase in net loss of $3,907,000 or 149%.

Comparison of Three Months Ended September 30, 2011 To September 30, 2010

Net revenues for the three months ended September 30, 2011 were $0, compared with $139,000 for the three months ended September 30, 2010.  The $139,000 decrease was the result of the Company’s efforts to focus on the development and certification of its next generation products and manage the inventory of its first generation products.

Gross profit as a percentage of sales during the three months ended September 30, 2011 was 0.0%, compared to 5.7% for the three months ended September 30, 2010.  The decrease was attributable to no revenue during the quarter.

Operating expenses for the three months ended September 30, 2011 were approximately $1,687,000, compared to $749,000 for the three months ended September 30, 2010.  The increase of $939,000 or 125.3% was primarily due to an increase in research and development costs of approximately $425,000 for the Company’s next generation products and an increase of approximately $513,000 in selling, general and administrative expenses.  The increase in Selling, general and administrative expenses was primarily driven by an increase of approximately $211,000 in labor costs resulting from staffing increases; an increase of approximately $62,000 in travel expenses primarily associated with the sale of equity; an increase of approximately $94,000 primarily due to investment relations, public relations, filing fees and other public company costs.

Other expenses, net for the three months ended September 30, 2011 were approximately $541,000 compared to approximately $38,000 for the three months ended September 30, 2010. The $503,000 or 1,300% increase is primarily due to an increase in financing costs associated with the sale of the Company's stock; a $293,000 noncash charge to other expenses related to the issuance of common stock for not filing the registration statement by an agreed upon date; and an $85,975 noncash charge to stock compensation expense for stock issued in connection with capital raising efforts.

The resulting net loss for the three months ended September 30, 2011 was $2,328,000, compared with a loss of $779,000 for the three months ended September 30, 2010, an increase in net loss of $1,549,000 or 198%.

Liquidity and Capital Resources

As of September 30, 2011, cash was $5,914,380, an increase of $5,713,080 from December 31, 2010.  For the nine months ended September 30, 2011, cash from operations decreased approximately $5,537,000.  The decrease was primarily due to operating losses offset by an increase in the noncash adjustment in connection with the valuation of the warrants issued.  During the nine months ended September 30, 2011, the Company sold convertible notes of varying denominations, which resulted in proceeds totaling $2,471,428.  During the nine months ended September 30, 2011 the Company sold 6,385,288 shares of common stock for $11,018,081.  These proceeds were used to fund the development and commercialization of our second generation product and its derivative products.  As of September 30, 2011 the Company invested $2,030,020 in certificates of deposit.

  Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Net revenues for the year ended December 31, 2010 were $160,441, compared to $147,661 for the year ended December 31, 2009.  The increase of $12,780 or 8.0% was primarily due to the certification of the CDMA version of the Company’s first generation product.

Gross  profit as a percentage of sales during the year ended December 31, 2010 was negative 104%, compared to 21% for the year ended December 31, 2009.  The decrease was primarily due to $151,745 in product returns from two customers for software reprogramming.  The product was reprogrammed and is currently being resold.  The Company also incurred higher than normal charges from air shipping product from China to meet customer shipping requirements.

Operating expenses for the year ended December 31, 2010 were $3,966,509, compared to $993,356 for the year ended December 31, 2009.  The increase of $2,973,153 or 299% was primarily due to an increase in research and development spending as the Company commenced development of its second generation product, the DM1500, increased labor costs associated with new hires, and costs attributable to the Merger and the associated fundraising activities including  travel, placement agent fees, legal and accounting.   The resulting net loss for the year ended December 31, 2010 was $4,850,375 compared to a net loss of $1,025,951 for the year ended December 31, 2009, an increase in loss of $3,824,424 or 373%.

                Liquidity and Capital Resources

As of December 31, 2010, cash was $201,299, an increase of $164,794 from December 31, 2009.  For the year ended December 31, 2010, cash from operations decreased $4,072,676.  The decrease was primarily due to operating losses and an increase in inventory levels.  During the year ended December 31, 2010, we sold convertible notes of varying denominations, which resulted in proceeds totaling $3,035,000.  During the year ended December 31, 2010 we sold 774,557 shares of common stock for $1,400,056.  These proceeds were used to fund the development and commercialization of our first and second generation products.  In July 2010, we retired a note payable to the chief executive officer for $120,000.

Off-Balance Sheet Arrangements

Since our inception, except for standard operating leases, we have not engaged in any off-balance sheet arrangements, including the use of structured finance or special purpose entities.

Critical Accounting Policies and Estimates

Those material accounting policies that we believe are the most critical to an investor’s understanding of our financial results and condition are discussed below.

      Revenue Recognition.    We derive revenue from sale of wireless communication devices.   Revenue is recognized at the time of shipment; however, the timing of revenue recognition and the amount of revenue actually recognized depends upon a variety of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations. Determination of the appropriate amount of revenue recognized involves judgments and estimates that we believe are reasonable, but actual results may differ from our estimates. We record reductions to revenue for customer incentive programs and other volume-related rebate programs.

      Valuation of Intangible Assets.      The determination of the value of our intangible assets, primarily patent costs, requires management to make estimates and assumptions that affect our financial statements.  Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value.  An estimate of fair value can be affected by many assumptions which require significant judgment.  Our estimate of the fair value of certain assets may differ materially from that determined by others who use different assumptions or utilize different business models.  New information may arise in the future that affects our fair value estimates and could result in adjustments to our estimates in the future, which could have an adverse impact on our results of operations.

We assess potential impairments to intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Our judgments regarding the existence of impairment indicators and future cash flows related to intangible assets are based on operational performance of our businesses, market conditions and other factors. Although there are inherent uncertainties in this assessment process, the estimates and assumptions we use, including estimates of future cash flows, volumes, market penetration and discount rates, are consistent with our internal planning. If these estimates or   their related assumptions change in the future, we may be required to record an impairment charge on all or a portion of our intangible assets.

       Share-Based Compensation.     Share-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period. We generally estimate the value of stock option awards using a lattice binomial option-pricing model.  Accordingly, the fair value of an option award as determined using an option-pricing model is affected by our stock price on the date of grant as well as assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates and expected dividends. For purposes of estimating the fair value of stock options, we used the implied volatility of market-traded options in our stock for the expected volatility assumption input to the binomial model. The assumption inputs related to employee exercise behavior include estimates of the post-vest forfeiture rate and suboptimal exercise factors, which are based on historical experience. In addition, judgment is required in estimating the amount of share-based awards that are expected to be forfeited. We estimate the forfeiture rate based on historical experience. To the extent our actual forfeiture rate is different from our estimate; share-based compensation expense is adjusted accordingly.

      Income Taxes.     The Company periodically evaluates the likelihood of the realization of deferred tax assets, and adjusts the carrying amount of the deferred tax assets by a valuation allowance to the extent the future realization of the deferred tax assets is not judged to be more likely than not.  The Company considers many factors when assessing the likelihood of future realization of our deferred tax assets, including recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income or loss, the carry-forward periods available to us for tax reporting purposes, and other relevant factors.  At December 31, 2010, based on the weight of available evidence, including cumulative losses in recent years and expectations of future taxable income, the Company determined that it was more likely than not that its deferred tax assets would not be realized.  Accordingly, the Company has recorded a valuation allowance equivalent to 100% of its cumulative deferred tax assets.  Future changes in uncertain tax positions are not expected to have an impact on the effective tax rate due to the existence of the valuation allowance.  The Company will continue to classify income tax penalties and interest, if any, as part of interest and other expenses in its statements of operations. The Company has incurred no interest or penalties as of December 31, 2010.

Recently Issued Accounting Pronouncements

Accounting standards promulgated by the FASB change periodically. Changes in such standards may have an impact on the Company’s future financial statements. For the Company’s analysis and impact of these accounting standards please see Note 2: Summary of Significant Accounting Policies in our December 31, 2010 and 2009 financial statements.

BUSINESS

Overview

We are a technology firm, located in Newport Beach, CA, that develops and markets communication devices capable of amplifying the wireless signal as a core enabling technology platform and converging them with other services and applications for consumers based on our patent portfolio.  We currently offer our DM1000 (cell@home) product through various channels, including several of the major U.S. carriers, and are working to bring our higher performance, lower cost next generation HomeConnex series of products, UFO series of products and Focal Point to   the global market.

Our Industry

Consumers Migrate to Mobile

The U.S. market is in the midst of a migration from landline to wireless communications.  Landline consumers are migrating to other communication services including mobile, cable and voice over internet protocol (VoIP).  However, many of the current residential landline subscribers reside in areas with limited cellular coverage.  We believe that these subscribers are potential customers. Until the landlines are no longer utilized, we believe our products offer these customers a cost effective way to seamlessly migrate from landline services to wireless services.  Our products converge landline and cellular technology on the same hardware and future products will work with technologies currently being developed, including WiMax, Wi-Fi mesh networks, and LTE 4G network.  The transition to wireless in the U.S. is increasing at a rapid pace driving primarily by lower cost alternatives.  The average cost to add a cellular line to an existing cellular plan is as little as $10 per month compared to $40 to $70 per month for a landline plan.

Health Concerns

While many users migrate to wireless for the lower cost, a continuing concern is the potential health problems that may arise from the prolonged proximity of microwave emitting devices (cell phones) to the user’s head.   Our handsets transmit at only 50mW, substantially less than a mobile phone.

Signal Strength

As a result of the health concerns discussed above, the FCC has restricted the signal strength that cellular phones can transmit to 300mW to 400mW, with a Specified Area Radiation (SAR) allowance of 1.6W/kg.  The combination of the two has resulted in a deterioration of cell phone signal quality in home and office buildings.  We believe the primary reason customers switch to different carrier is signal conditions within the home and office environment.  Our products have the cellular module built into the base, which allows the base unit to transmit at 2W, or roughly five times more power than is allowed by cellular phones.  At the same time, there is a 6dB to 10dB increase in reception quality through the use of our antennae system.  The combination of higher transmission power in the base unit and increased reception sensitivity can result in as much as ten times the power of a mobile cellular phone.

Carriers Push to Increase ARPU

The competition for wireless subscribers has led to price decreases in voice services, which has driven carriers to seek ways to increase Average Revenue Per User (ARPU). The move from landline to wireless has increased wireless customers.   Wireless carriers are also interested in increasing the usage of higher priced data plans, which allows subscribers to use mobile phones to complement or supplement their home computer.  We offer products that can access the internet (data capable) using the cellular network enabling customers to replace both their home phone and “wired or cabled” internet service.

Vertical Market

While the significant penetration of mobile handsets among the U.S. population allows people to call people, we believe there is remains a need for people to call places. Machine to machine (M2M) markets,  mobile home, RV’s, retail chains, coffee shops, summer homes, kiosks in the shopping malls,  school dormitories, are just a few of the examples of the need to call places not just an individual.  We intend to pursue these markets.

Call Origination is Not Mobile

We believe that although cellular phones are frequently called “mobile” phones, most calls are originated in either the home or place of business.  We also believe that most data usage or accessing the internet on a mobile device takes place at home or place of business.  Unfortunately, because of the structural interference, the home and places of business frequently have poor signal quality.  Our products are designed specifically to overcome this hurdle.

Wireless Local Loop

Our products can be used as a Fixed Wireless Terminal (FWT) in international markets and as a voice and data solution for the Wireless Local Loop (WLL) market. The WLL is the last mile solution (going from wires on the street into the home) for communications, using wireless transmissions in lieu of building an expensive copper infrastructure. WLL differs from traditional cell phones in that it is used in a fixed point, which allows the terminal to use a directional antenna instead of an omni-directional antenna required to roam. The directional antenna allows significantly improved voice quality and data transmission with the only tradeoff being the lack of roaming capability.  A 2008 report by the Global Industry Analysts called for the WLL market to reach $7 billion globally, with Asia growing the fastest, through 2015 at nearly 20% annually. Sales of FWT units are expected to reach 250 million units annually worldwide. Because most emerging countries have experienced a build out of wireless infrastructure, they are as prepared for the deployment of wireless devices if not more so than most developed countries.  Therefore, there will be global markets demanding wireless terminal products.

Our Products

DM1000 (cell@home series)

For cellular customers seeking a solution to poor voice quality for in-building calls at work and at home, we have developed our first home cellular cordless telephone, the Dual Mode Communication Terminal (D mode CT) or DM1000, which is sold under the cell@home brand name. The phone has a conventional cordless telephone look with multiple handsets but includes an embedded wireless module built into the base for connecting to the cellular network.  It also has a RJ11 jack for conventional landline service thereby enabling the user to have a one or two-line phone. The modules enable the DM1000 to be the first terminal that can be manually switched between cellular (GSM and CDMA networks) and landline services. The increased signal strength of the terminal is due to the powerful transmission from the base unit.   Yet the handset is transmitting at only 50mW resulting in substantially reduced potential health risks compared to other cellular devices.   We believe the powerful signal strength coupled with substantially reduced health risk will provide customers a compelling alternative to landline and broadband communication solutions.

X1500 (New voice and data all in one Dual Mode HomeConnex series)

Our second generation terminal, the X1500, will offer more integrated features than the DM1000. The terminal will duplicate all cellular phone features, including data/internet access and other application services.  The X1500 offers Subscriber Line Interface Circuitry (SLIC) that supports up to 4 corded or cordless telephones.  The X1500 has been certified on the Verizon Wireless network and the Company plans to seek certification with other major wireless carriers. We anticipate that the product will be market ready by the fourth quarter of 2011.

X500 (competitive 2G HomeConnex series for voice only solution for international WLL markets)

The X500 is a more compact version of the DM100.  It is a cordless phone with a unique design that can support either GSM or CDMA 2G wireless systems.  The X500 is currently in development.  We anticipate its introduction in the first half of 2012.

UFO series of products, U250, U300 and U600. (Wi-Fi bridge station with AirTouch pending bridging technology)

The U250 is a non-Wi-Fi bridging station that we have designed specifically for a customer in Mexico.  This product allows any Wi-Fi enabled mobile phone to act as a cordless extension to the landline service at home.  This allows the user to take advantage of the features of both their cellular mobile phone and their landline in their home.  For instance, the user can access the contact information in their mobile phone and make the call through their landline.  The U300 is similar to the U250 with the Wi-Fi built-in, rather than simply using a Wi-Fi enabled mobile phone.  The U600 comes with a 3G module and its amplified signals will “boost” the signal of a Wi-Fi enabled mobile phone in the home or office that would otherwise be too weak to connect to the wireless service.  However, unlike other similar solutions, our products do not require a broadband or high speed internet connection.  The U250 is currently being tested by certain customers for use.  The U300 and U600 are in development.  We anticipate their introduction during the first half of 2012.

X2000 Smart Phone (Advanced HomeConnex product including a smart handset)

The X2000 is a unique combination of all the technological advancements in our product line including the patented cordless telephone integration that made the signal amplification without health risk possible, wireless signals to other communication terminals within home/office, texting capability, conferencing capabilities with more than two communication services, and video chatting. The X2000 is currently in development.  We anticipate it will be market ready by the first quarter of 2012.

Focal Point

Focal Point is a high speed, multiple services access terminal with Wi-Fi technology that utilizes our patent pending wireless/VoIP data/voice bridge technology.  The terminal will converge all of the wireless products and services within a home, including appliances, televisions and security systems, and act as a data delivery hub to each wireless/cellular phone connected to it. The Focal Point is in the early stages of design and we anticipate it will be market ready by the second half of 2012.

Manufacturing

The products we sell are manufactured by two third-party manufacturers in Shenzhen, China.  We do not have long-term written agreements with the manufacturers and purchase products from them in accordance with the terms of purchase orders.

Customers

In the U.S., we offer our products to the dealer networks of Verizon Wireless (VW), Sprint, and AT&T.  The primary driver of our growth is expected to come from international sales to wireless carriers of our next generation models – the U250, U300, X500, X1500 and X2000. The success of these models outside US will be derived from the pent up demand for an easily deployed wireless access system for voice, data, and other applications and services that do not have adequate landline or terrestrial based infrastructure.

In July 2010, we entered into a Global Master Distribution and Services Agreement with Brightpoint, Inc. (“Brightpoint”), one of the largest providers of cellular product distribution and logistics services in the world.  This agreement grants Brightpoint an exclusive right to distribute AirTouch products globally subject to certain conditions.  The agreement also provides for Brightpoint to support AirTouch in the areas of logistics, financing and marketing. The agreement has an initial term of three years and renews automatically for successive one-year terms unless either party provides written of intent to renew at least 90 prior to such automatic renewal.

This agreement will assist in getting our products to market as well as provide solutions for inventory financing, logistics and reverse logistics.

In March 2009, the DM1000 received a certification from AT&T as part of their Choice Program.  The DM1000 is currently being evaluated for AT&T’s Demo Equipment Program (DEP), which would allow AT&T to offer this product to groups such as the Federal Emergency Management Agency (FEMA) for emergency response.

We applied for Verizon Wireless (VW) Open Development Certification Program (ODI) in March 2009 for our DM1000 and received certification.

Our DM1000 received network certification by Sprint in March 2010.  We are now able to market our cell@home terminals to our customers as a co-branded product through the Sprint network.

In April 2009, we signed a three-year purchase agreement with Ibratele in Brazil.  This agreement grants Ibratele the exclusive right to market and sell our second generation products in Brazil subject to certain conditions.

The Chinese government has provided certain wireless carriers with large subsidies to provide communication services to Central and Western China.  The Chinese government has announced that it is phasing out the Personal Handyphone System (PHS) by 2011.  We believe that the HomeConnex line of products will be a viable replacement for the PHS used in the home.

Many African countries have limited landline infrastructure, which creates a high demand for battery backed wireless communication and data systems.  In November 2009, we entered into an agreement with a distributor in Ghana, pursuant to which the distributor agreed to use best efforts to sell our HomeConnex products.

Competition

Service

Since our enabling technology is wireless service it faces competition from alternative service providers including broadband solutions.  However, these alternative solutions require access to high speed internet.  In the U.S., only approximately 64% of households have access to high speed internet including  cable, DSL and ADSL ("Broadband Now! So Why Don't Some Use It?" New York Times, October 17, 2009).  The statistics in emerging markets will likely be substantially less than 60%.  Access to broadband requires a separate modem, router or Wi-Fi router and frequently requires installation service from professionals. The AirTouch products simply require power and a cellular signal.

Hardware

Femtocells use a broadband connection to create a small cellular base station that provides better indoor voice quality from mobile phones. The chief difference between femtocells and our products is that femtocells require a high speed broadband (internet) connection  and therefore we believe this type of solution will not reach approximately 36% of the U.S. population and substantially more of the emerging market population.

There are also accessory type products like a cordless telephone with Bluetooth linking capability to mobile phones.  This enables the voice from mobile service to be transferred through a Bluetooth connection to the cordless handsets.  This type of device has not been successful as it is not a net activation proposition for the wireless carriers and does not improve the signal for the mobile phone inside the home or office structure.   Bluetooth provides a short link and therefore the handset has to remain in close proximity to the base station.  Finally, audio quality of Bluetooth is inferior to the AirTouch products.

Some carriers have adopted a 2G fixed wireless product similar to the AirTouch product as a home communication solution but they are not fully integrated to the cordless phone like the AirTouch product.  The 1.9GHZ PCS spectrum has caused some interference with 1.9GHZ handsets (DECT 6.0 utilizes 1.9GHZ frequency) as they are not designed together like the AirTouch product and has caused inferior audio quality.

Signal Boosters are another alternative to enhancing the weak signal quality within the home and office structure.  However, these solutions have met with some resistance from the FCC.

Microcell, the term for a type of signal repeater within home, will only compliment our device in remote and rural areas similar to the way it will promote mobile phones.  These Microcells are less expensive than fully functional cellular towers.

Broadband

MagicJack - Broadband-based plug-in that allows traditional telephones to be connected to a computer with broadband service. The VoIP system costs $40, plus $20 per year for unlimited phone calls. They have over 6M users but they require 124kbps data bandwidth for their voice to work and there are many areas in USA where people use ADSL and DSL that cannot  accommodate this data rate on a constant basis. MagicJack also operates on VoIP so depending on the quality and speed of the internet connection, the voice can be adversely affected by that on its quality.

Mobile Broadband

Mobile broadband plans are available through all major cellular carriers, with the majority of the offerings being a USB plug-in or PC Card. The attachments provide mobile broadband to computers using each carrier’s 3G/4G networks. Each unit retails between $129.99 and $349.99, with most available to new subscribers at no cost to $99.99, with the signing of a two-year plan. The monthly charge for mobile broadband ranges from $39.99 to $59.99 for 5GB of monthly data. With the addition of a data plan on a mobile phone, broadband service can be used on a laptop or desktop computer at no additional charge and can be used wherever wireless service is available.  Most of the carriers as of July 2011 have ended their offer of unlimited data supply except for Sprint who has introduced a multi tier pricing based upon data capacity.

Government Regulation

Pursuant to its authority under the Communications Act of 1934, as amended (the “Communications Act”), the FCC regulates the licensing, construction, modification, operation, ownership, sale and interconnection of wireless communications systems, as do some state and local regulatory agencies. Congress also periodically revises or enacts laws affecting the telecommunications industry, as do state legislatures. Decisions by these bodies could have a significant impact on the competitive market structure among wireless providers and on the relationships between wireless providers and other carriers. These mandates may also impose significant financial, operational or service obligations on us and other wireless providers. We are unable to predict the scope, pace or financial impact of legal or policy changes that could be adopted in these proceedings.

Intellectual Property

We own or are applying for the following patents:

US Patent No./ Application No.	Issue Date / Application Date	Title	Description
6,766,175	Issued: 07/20/04	Cordless and Wireless Telephone Docking Station	This patent describes a method to combine wireless (cellular) telephone and a cordless telephone in one system without complex wiring or embedded into a larger system.
6,987,988	Issued: 01/17/06	Cordless and Wireless Telephone Interface and Switching Mode
A system that combines wireless (cellular) phone, cordless telephone and PSTN landline telephone system in one integrated system which allows connectivity to each system and how the electric switching is performed.

7,072,675	Issued: 07/04/06	Wireless System and Method for Multiple Handset Cordless Telephone System
This is a method outlined to combine a wireless (cellular) phone and a multiple handset cordless telephone system. This system receives voice and data from the wireless telephone. A control unit manages the interconnectivity of the TX/RX units and speakerphone. The TX/RX units communicate with multiple cordless handsets.

11/141.819	Filed: 06/01/05	Dual Mode Communication and Method
A full description of D mode CT products where cellular signal is received from wireless carrier and how it’s AT Commands for all functionality are transformed to a cordless telephone CPU to perform as a cellular cordless telephone. It also teaches how an automatic switching is done between PSTN and wireless service and how they are combined to perform as a full two line system.

11/234.297	Filed: 09/23/05	Cordless Telephone with Internet Connectivity
Describes how the paging function of a cordless telephone is used to transfer audio from an internet phone (such as Skype) from a PC to cordless telephone handsets and how dialing out and call receiving is performed on a cordless handset.

11/542.804	Filed: 10/04/06	Internet Telephone Bridge and its Method
Describes how voice and data from one service is transported in its full capacity to another service. This function enables (AirTouch) hardware to perform as a home relay device and thereby making cellular connection seamlessly transported to VoIP and vice versa. This bridging renders and cellular telephone and cellular coverage and extension of the subscribers VoIP service and subscribers

11/593.725	Filed: 11/07/06	Wireless, Cordless, Internet Telephone Method	Further details how cellular, VoIP and other methods of delivery are intertwined within hardware and how the traffic is performed among those services.

We also license the following patents from one of our shareholders; however, to date we have not incurred any costs resulting from this license:

US Patent No./ Application No.	Issue Date / Application Date	Title	Description
7,010,311	Issued: 03/07/06	Wireless Node Multiple Handset Cordless Telephone
A wireless and cordless telephone node system. The system includes a node with a wireless transceiver that communicates wireless signals with a wireless network and a cordless transceiver that communicates cordless signals with multiple cordless terminal units. A switch routes calls between the wireless network and the multiple cordless terminals. A variety of cordless terminals are provided that emulate conventional corded telephones, cordless telephones and wireless telephones. The wireless node is designed for both fixed and portable operation.

7,146,180	Issued: 12/05/06	Wireless Node Multiple Handset Cordless Telephone
A wireless and cordless telephone node system. The system includes a node with a wireless transceiver that communicates wireless signals with a wireless network, a cordless transceiver that communicates cordless signals with multiple cordless terminal units, and one or more landline interfaces that couple metallically with the PSTN. A switch routes calls between the landlines, wireless network and the multiple cordless terminals. A subscriber identity module and card interface is provided for control of wireless account user data. A variety of cordless terminals are provided that emulate conventional corded telephones, cordless telephones and wireless telephones. The wireless node is designed for both fixed and portable operation.

On July 12, 2011, the Company entered into an amended and restated license agreement, pursuant to which it was granted the exclusive right to use of the trademark “AirTouch” and associated designs.  At the end of the three years, the Company has the option to either extend the agreement for an additional three years or to purchase the trademarks covered under the agreement.

Research & Development

The Company owns a 49% interest in AirTouch Labs, Inc.  AirTouch Labs conducts research and development work for the Company and manages outside engineering firms on behalf of the Company.  The Company pays AirTouch Labs a monthly service fee plus an additional fee for achieving certain performance criteria, which are established for each project.

Properties

The Company leases 3,507 square feet of office space at 1401 Dove Street, Suite 330, Newport Beach, CA  92660 for $6,979 per month.  The lease expires on October 31, 2014.  The Company believes the facilities to be adequate for its needs in the near future.

Employees

As of November 15, 2011, we employed approximately 12 US-based and 6 Japan-based full-time employees, none of whom are represented by labor unions. We believe that our relationship with our employees is satisfactory.

Legal Proceedings

We are not involved in any pending legal proceeding or litigations and, to the best of our knowledge, no governmental authority is contemplating any proceeding to which we are a party or to which any of our properties is subject, which would reasonably be likely to have a material adverse effect on the Company.

MANAGEMENT

The following persons became our executive officers and directors on February 4, 2011, upon effectiveness of the Merger, and hold the positions set forth opposite their respective names.

Name	Age	Position
Hideyuki Kanakubo	51	President, Chief Executive Officer and Director
Jerome Kaiser	51	Vice President, Chief Financial Officer and Secretary
Larry Paulson	57	Chairman of the Board of Directors
James Canton	59	Director
J. Steven Roush	64	Director

Our directors hold office until the earlier of their death, resignation or removal or until their successors have been qualified.

There are no family relationships between any of our directors and our executive officers.

Hideyuki Kanakubo – President, Chief Executive Officer and Director.   Mr. Kanakubo has been President, Chief Executive Officer and a director of the Company since the Merger.  Mr. Kanakubo has been President, Chief Executive Officer and a Director of AirTouch, Inc. since it was incorporated in February 2008.  Since its founding in August 2004, he has been the Chief Executive Officer of Waxess Inc.,  From1983 to 2000 he served in various capacities at Uniden, including Division Chief in the Satellite Division, VP of Uniden America, and President of Uniden USA and Uniden Financial, Inc.,  and managing director of Uniden Japan. From 2000 to 2002, he created a joint venture between Uniden and Memorex after he left Uniden.    This entity received a purchase order  but when the manufacturer in Korea failed to timely deliver the product and then sued the company, the company elected to file Chapter 7 bankruptcy due to lack of working capital. Mr. Kanakubo’s experience as President and Chief Executive Officer of AirTouch, Inc. qualify him to be a director of the Company.

Jerome Kaiser – Chief Financial Officer and Secretary.   Mr. Kaiser has been the Chief Financial Officer and Secretary of the Company since the Merger.  Since March 2010, he has served as the Chief Financial Officer and Secretary of AirTouch, Inc.  From March 2006 until July 2009, he served as the Executive Vice President, Chief Financial Officer and Corporate Secretary of ORYXE Energy International, a clean energy company.  From January 2005 until February 2006, he served as a Vice President and Group Finance Director of Liz Claiborne, Inc. (NYSE: LIZ). Prior to 2005, Mr. Kaiser served in various financial management positions with Meguiar’s, Inc., a manufacturer and marketer of car care products; Mikasa, Inc., a publicly traded wholesaler of fine tableware; and Ultramar, Inc., a publicly traded refiner and marketer of integrated oil products.  Mr. Kaiser began his career in public accounting at PriceWaterhouse.  He is a certified public accountant and is a member of the California State Society of Certified Public Accountants and the American Institute of Certified Public Accountants.   Following his departure from ORYXE Energy International, the board of directors elected to assign the assets of ORYXE Energy International to a newly created company, ORYXE International.  ORYXE Energy International subsequently filed for bankruptcy.

Larry Paulson – Chairman of the Board of Directors.   Mr. Paulson has been the Chairman of our Board of Directors since the date of the Merger.  Since January 1, 2011, Mr. Paulson has served as Executive Vice President and Chief Marketing Officer of Brightpoint, Inc. (NASDAQ: CELL), a global leader in providing supply chain solutions to leading stakeholders in the wireless industry.  He has been working closely with Brightpoint since June 2010 as Senior Strategic Development Advisor, where he also served as a member of the Global Executive Team and led critical initiatives in strategic planning, development and investments, and product portfolio and service expansion. From 1997 until November 2010, Mr. Paulson served as Senior Vice President and General Manager of the Nokia CDMA Business Unit and also served as President of Technophone Corporation, a Nokia owned subsidiary, president of Nokia Product Corporation, another Nokia owned subsidiary, and Vice President of Americas Business Development. Mr. Paulson’s business management experience and knowledge qualify him to be a director of the Company.

Dr. James Canton – Director. Dr. Canton has been a member of our Board of Directors since the date of the Merger. Dr. Canton has served as the Chairman and Chief Executive Officer of the Institute for Global Futures, a leading think tank that he founded in 1990. He advises Global Fortune 1000 companies, including: IBM, BP, Intel, Philips, General Electric, Hewlett Packard, Boeing, FedEx, and Proctor & Gamble. Dr. Canton is a former executive director of the Health Policy Council. He served on the advisory board of MIT’s Media Lab Europe. He is a senior fellow at the Kellogg School of Management Center for Research in Innovation. He serves on the Corporate Eco-Forum Advisory Board. He served as co-chairman of the Futures and Forecasting Track for NASA and has advised three White House administrations. Dr. Canton was also a business and strategic planning executive at Apple Computer. Mr. Canton’s business management and consulting experience and knowledge qualify him to be a director of the Company.

J. Steven Roush – Director.   Mr. Roush has been a member of our Board of Directors since the date of the Merger.  He was with PricewaterhouseCoopers, LLP for 39 years, 30 of those as a partner. He served as an office managing partner, an SEC review partner for 20 years, and a risk management partner. Over his career, Mr. Roush has experience in a diverse number of industries ranging from manufacturing, non-profits and retail, with a concentration in real estate and pharmaceuticals. He has a background in dealing with both private and public company boards of directors. Mr. Roush’s financial and accounting and knowledge and experience qualify him to be a director of the Company.

Employment Agreements and Compensation

The Company intends to enter into employment agreements with Hideyuki Kanakubo and Jerome Kaiser in the near future.  The terms of such agreements are still being discussed.

Involvement in Certain Legal Proceedings

Except as set forth in the director and officer biographies above, to the Company’s knowledge, during the past ten (10) years, none of the Company’s directors, executive officers, promoters, control persons, or nominees has been:

•
the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•
subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

•	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

Directors’ and Officers’ Liability Insurance

The Company has obtained directors’ and officers’ liability insurance insuring its directors and officers against liability for acts or omissions in their capacities as directors or officers, subject to certain exclusions.  Such insurance also insures us against losses which we may incur in indemnifying our officers and directors.  In addition, the Company may enter into indemnification agreements with key officers and directors and such persons shall also have indemnification rights under applicable laws, and the Company’s Certificate of Incorporation and Bylaws.

Board Independence

We currently have four directors serving on our Board of Directors, Mr. Kanakubo, Mr. Paulson, Dr. Canton and Mr. Roush.  We are not a listed issuer and, as such, are not subject to any director independence standards.  Using the definition of independence set forth under the Nasdaq Marketplace Rules, Messrs. Paulson and Roush and Dr. Canton would be considered independent directors of the Company.

Board Leadership Structure and Role in Risk Oversight

We have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined. Mr. Kanakubo has served as our Chief Executive Officer and Mr. Paulson has served as our Chairman since the Merger.

Our Audit Committee , consisting of Larry Paulson, James Canton, and J. Steven Roush, is primarily responsible for overseeing our risk management processes on behalf of our board of directors.  The Audit Committee receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding our company’s assessment of risks. In addition, the Audit Committee reports regularly to the full Board of Directors, which also considers our risk profile. The Audit Committee and the full Board of Directors focus on the most significant risks facing our company and our company’s general risk management strategy, and also ensure that risks undertaken by our Company are consistent with the Board’s appetite for risk. While the Board oversees our company’s risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing our company and that our Board leadership structure supports this approach.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below sets forth, for the last two fiscal years, the compensation earned by AirTouch, Inc.’s chief executive officer and chief financial officer.  No other executive officer had annual compensation in excess of $100,000 during the last fiscal year. No officer of AirTouch Communications, Inc. received compensation during the years ended December 31, 2010 and 2009.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Hideyuki Kanakubo President and Chief Executive Officer	2009	103,849	0	0	0	103,849
	2010	225,000	0	0	0	225,000
Jerome Kaiser (1) Chief Financial Officer and Secretary	2010	158,329	0	0	0	158,329

(1)	Mr. Kaiser was appointed the Chief Financial Officer of AirTouch, Inc. on March 15, 2010

Outstanding Equity Awards at Fiscal Year-End

There were no outstanding equity awards issued to our named executive officers as of December 31, 2010.

Director Compensation

AirTouch, Inc. and AirTouch Communications, Inc. did not have compensation arrangements for members of its Board of Directors. The Company has entered into agreements with each of its independent directors that set forth, among other things, the compensation to be paid to such director.

Pursuant to the terms of his agreement, Larry Paulson shall serve as a director for a two-year period or until his removal (with cause) or resignation, and he shall receive (i) an annual cash fee of $36,000, payable quarterly, so long as he is still a member of the Board of Directors on the payment date; and (ii) options to purchase 451,754 shares of common stock, vesting in eight (8) equal quarterly installments.

Pursuant to the terms of his agreement, Dr. James Canton shall serve as a director until his resignation or removal, and he shall receive (i) an annual cash fee of $3,500, payable quarterly, so long as he is still a member of the Board of Directors on the payment date; and (ii) options to purchase 100,000 shares of common stock, vesting in eight (8) equal quarterly installments.

Pursuant to the terms of his agreement, J. Steven Roush shall serve as a director until his resignation or removal, and he shall receive (i) an annual cash fee of $3,500, payable quarterly, so long as he is still a member of the Board of Directors on the payment date; and (ii) options to purchase 100,000 shares of common stock, vesting in eight (8) equal quarterly installments.

Stock Incentive Plan

The Company has adopted a stock incentive plan, pursuant to which 1,500,000 shares of the Company’s common stock will be reserved for issuance to employees, directors, consultants, and other service providers.  For the first twelve (12) months following the closing of the Merger, the Company may not issue options to purchase shares of its common stock at a per share exercise price less than $2.00, unless the non-employee independent directors of the Company determine that it is in the best interests of the Company to terminate such restrictions at an earlier date.

Risk Management

The Company does not believe risks arising from its compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described below, during the past three years, there have been no transactions, whether directly or indirectly, between the Company and any of its officers, directors or their family members, that exceeded $120,000.

During the period of September 2006 to February 2007, Hideyuki Kanakubo, our President and Chief Executive Officer, and his wife loaned an aggregate of $140,000 to AirTouch, Inc.  As of March 31, 2010 the Kanakubo's converted such amounts into 118,106 shares of our common stock.

During the period of June 2006 to July 2006, SKCC Inc., a corporation owned by Hideyuki Kanakubo and his wife, loaned an aggregate of $147,500 to AirTouch, Inc.  As of March 31, 2010 SKCC Inc. converted such amounts into 356,957 shares of our common stock.

During the period of December 2006 to January 2008, Hideyuki Kanakubo agreed to defer his salary from AirTouch, Inc. in the aggregate amount of $182,000.  As of March 31, 2010 Mr. Kanakubo agreed to forgive such amount.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information as of November 15, 2011 regarding the beneficial ownership of our common stock, by (i) each person or entity who, to our knowledge, owns more than 5% of our common stock; (ii) our executive officers named in the Summary Compensation Table below; (iii) each director; and (iv) all of our executive officers and directors as a group. Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person’s address is c/o AirTouch Communications, Inc., 1401 Dove Street, Suite 220, Newport Beach, CA 92660.  Shares of common stock subject to options, warrants, or other rights currently exercisable or exercisable within 60 days of November 15, 2011, are deemed to be beneficially owned and outstanding for computing the share ownership and percentage of the stockholder holding such options, warrants or other rights, but are not deemed outstanding for computing the percentage of any other stockholder.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned (1)
5% Owners
Brightpoint, Inc. (2)	4,656,991	20.3%
SKCC Inc.	1,087,228	5.6%
Jessica Lu	1,013,135	5.2%
Frank K. Liu (3)	1,198,832	6.2%
Executive Officers and Directors :
Hideyuki Kanakubo (4)	1,858,143	9.6%
Jerome Kaiser (5)	130,024	*
Larry Paulson (6)	112,939	*
Dr. James Canton (6)	25,000	*
J. Steve Roush (7)	37,500	*
All executive officers and directors as a group (five persons)	2,163,606	11.0%

(1)	Based on 19,379,569 shares of our common stock issued and outstanding as of November 15, 2011.

(2)	Includes 3,593,407 shares of common stock underlying warrants with an exercise price of $3.00.

(3)	Includes 599,416 shares of common stock held by Clear Creek Holdings LP of which Mr. Liu has voting and dispositive power.

(4)	Includes 1,087,228 shares of common stock held by SKCC, Inc. of which Mr. Kanakubo has voting and dispositive power.

(5)	Represents shares of common stock issuable upon exercise of stock options with an exercise price of $2.00.

(6)	Represents shares of common stock issuable upon exercise of options with an exercise price of $2.00 per share.

(7)	Includes 25,000 shares of common stock issuable upon exercise of options with an exercise price of $2.00 per share.

SELLING STOCKHOLDERS

Up to 20,417,754 shares of common stock are being offered by this prospectus, all of which are being registered for sale for the accounts of the selling security holder and consist of:

•	2,753,214 shares of our common stock issued to investors in the Private Placement;
•	1,007,491 shares of our common stock underlying the warrants issued to investors in the Private Placement;
•	2,045,000 shares of our common stock underlying the Replacement Warrants;
•	6,000,000 shares of our common stock issued to investors pursuant to the Subscription Agreements;
•	6,000,000 shares of our common stock underlying the warrants issued to investors pursuant to the Subscription Agreements;
•	540,000 shares of our common stock underlying the Placement Agent Warrants;
•	540,000 shares of our common stock underlying the warrants underlying the Placement Agent Warrants; and
•	1,532,049 Warrant Exchange Shares

The transactions by which the selling stockholders acquired their securities from us were exempt under the registration provisions of the Securities Act.

The shares of common stock referred to above are being registered to permit public sales of the shares, and the selling stockholders may offer the shares for resale from time to time pursuant to this prospectus. The selling stockholder may also sell, transfer or otherwise dispose of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares. We may from time to time include additional selling stockholders in supplements or amendments to this prospectus.

The table below sets forth certain information regarding the selling stockholders and the shares of our common stock offered by them in this prospectus. The selling stockholders have had no material relationship with us within the past three years other than as described in the footnotes to the table below or as a result of their acquisition of our shares or other securities. To our knowledge, subject to the community property laws where applicable, each person named in the table has sole voting and investment power with respect to the shares of common stock set forth opposite such person’s name.

Beneficial ownership is determined in accordance with the rules of the SEC. The selling stockholder’s percentage of ownership of our outstanding shares in the table below is based upon 19,379,569 shares of common stock outstanding as of November 15, 2011.

	Ownership Before Offering			After Offering (1)
Selling Stockholder	Common Stock Beneficially Owned	Number of Shares Offered		Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Avi Dayan	52,638	51,088	(2)	1,550	*
Steve Rikli	52,572	51,022	(3)	1,550	*
Edward Kowlowitz	716,645	702,695	(4)	13,950	*
Sandor Capital	860,901	836,101	(5)	24,800	*
Technocel	525,760	510,260	(6)	15,500	*
London Family Trust	210,269	204,069	(7)	6,200	*
JSL Kids Partners	108,348	105,248	(8)	3,100	*
Cagan Capital, LLC	425,542	419,342	(9)	6,200	*
Nobuyuki Igarashi	208,046	204,946	(10)	3,100	*
John Lemak IRA Rollover Morgan Keegan & Co., Inc. custodian	106,478	103,378	(11)	3,100	*
Silvio M. Silvi and Joseph Vitiello	25,638	24,863	(12)	775	*
Jeff and Jamie Foster	104,810	103,260	(13)	1,550	*
Azah Borham	35,775	34,690	(14)	1,085	*
Jay Skelton	50,724	49,174	(15)	1,550	*
John Coughlin	51,769	50,994	(16)	775	*
Micha Mottale	250,548	242,798	(17)	7,750	*
Sherman Capital Group	100,094	96,994	(18)	3,100	*
Annemarie Locher	51,453	50,678	(19)	775	*
MBK Capital	49,922	48,372	(20)	1,550	*

Omnia in Bonum Pty Ltd ATF Omnia In Bonum Trust	205,756		202,656	(21)	3,100	*
Malcolm Jennings	74,831		72,506	(22)	2,325	*
Joseph H. Milbank, Sr.	51,371		50,596	(23)	775	*
J. Steven Roush	50,973		50,198	(24)	775	*
Pauline and Hector Chea	12,422		12,034	(25)	388	*
Tony Tang	1,515,042		1,484,042	(26)	31,000	*
Yoshimi Asano	40,768		40,148	(27)	620	*
Luc Verelst	1,019,198		1,003,698	(28)	15,500	*
RHG Koppelman	25,396		24,621	(29)	775	*
Hans Bernard Visser	25,396		24,621	(29)	775	*
Brian Dettmann	84,247		82,697	(30)	1,550	*
William Musser	101,838		100,288	(31)	1,550	*
John Bishop	50,919		50,144	(32)	775	*
Robert Kalkoene	50,693		49,143	(33)	1,550	*
Young Family Trust	50,891		50,116	(34)	775	*
Mei Shiu Tang	101,834		100,274	(35)	1,550	*
Ron Bass	50,000	(36)	50,000	(36)	0	0%
Terry and Denise Alternburg	25,000	(37)	25,000	(37)	0	0%
Brendon Ayanbadejo	250,000	(37)	250,000	(37)	0	0%
Nigel Francis Burrow Living Trust U/A 4/1/2008	35,000	(37)	35,000	(37)	0	0%
Mark Butt	200,000	(37)	200,000	(37)	0	0%
Virginia Cahal	300,000	(37)	300,000	(37)	0	0%
Kevin Charos	62,500	(37)	62,500	(37)	0	0%
Paul Anthony Chimzar	25,000	(37)	25,000	(37)	0	0%

Ryan Chimzar, UTMA (Paul Chimzar, Custodian)	25,000	(37)	25,000	(37)	0	0%

John Peter Christensen	250,000	(37)	250,000	(37)	0	0%
Kerston Coombs	12,500	(37)	12,500	(37)	0	0%
Frank R. Deis and Donna R. Deis, JTWROS	25,000	(37)	25,000	(37)	0	0%
Rita & Arthur Dunkin	75,000	(37)	75,000	(37)	0	0%
Drew J. Erato	50,000	(37)	50,000	(37)	0	0%
Steven Etra	450,000	(37)	450,000	(37)	0	0%
Stanley Foster-Rooke	150,000	(37)	150,000	(37)	0	0%
Edward J. Galto	25,000	(37)	25,000	(37)	0	0%
Steven Gersten	50,000	(37)	50,000	(37)	0	0%
Walter W. and Karin H. Gloyer Trust	37,500	(37)	37,500	(37)	0	0%
Subhach C. Gulati	50,000	(37)	50,000	(37)	0	0%
Ryan Hogan	250,000	(37)	250,000	(37)	0	0%
George Kafkarkou	50,000	(37)	50,000	(37)	0	0%
Paul Knowlson	25,000	(37)	25,000	(37)	0	0%
Bengt Elvir Ling	400,000	(37)	400,000	(37)	0	0%
John D. Marks	60,000	(37)	60,000	(37)	0	0%
Michael McManus	50,000	(37)	50,000	(37)	0	0%
Michael and James Narutowicz, JTWROS	25,000	(37)	25,000	(37)	0	0%
W.P. O'Reilly & Associates, LTD (39)	300,000	(37)	300,000	(37)	0	0%
Niamh O'Reilly	425,000	(37)	425,000	(37)	0	0%
Philip E. Rosensweig	25,000	(37)	25,000	(37)	0	0%
Steven Mitchell Sack	150,000	(37)	150,000	(37)	0	0%
Steven Mitchell Sack Trustee, Steven Mitchell Sack PSP	425,000	(37)	425,000	(37)	0	0%
Samax Family Limited Partnership	250,000	(37)	250,000	(37)	0	0%
John J. Shaw	350,000	(37)	350,000	(37)	0	0%

Brian Christopher Weible	25,000	(37)	25,000	(37)	0	0%
Martha Zeh	25,000	(37)	25,000	(37)	0	0%
John M. Alessandro, Jr., IRA	25,000	(37)	25,000	(37)	0	0%
Valerio G. Ausenda	12,500	(37)	12,500	(37)	0	0%
James E. Blanchard	100,000	(37)	100,000	(37)	0	0%
William Bohlken and Kathy Lynn Adams, JTWROS	50,000	(37)	50,000	(37)	0	0%
Elizabeth Mary Sealy Burrow Living Trust	31,250	(37)	31,250	(37)	0	0%
Francis and Jeffrey Chan, JTWROS	15,000	(37)	15,000	(37)	0	0%
Ronnie O. Craft	200,000	(37)	200,000	(37)	0	0%
Karen T. DeLeon and Ovidi Deleon, JTWROS	12,500	(37)	12,500	(37)	0	0%
Lauren DeLeon Revocable Trust	12,500	(37)	12.500	(37)	0	0%
Delta Securities, Ltd.	80,000	(37)	80,000	(37)	0	0%
Denton Business, Inc.	90,000	(37)	90,000	(37)	0	0%
Ivy Stewart Duggan, Jr.	30,000	(37)	30,000	(37)	0	0%
Allison Dwan, IRA	50,000	(37)	50,000	(37)	0	0%
Steve Elsey	225,000	(37)	225,000	(37)	0	0%
Evan D. Frankel	25,000	(37)	25,000	(37)	0	0%
Frederick Reese Freyer	25,000	(37)	25,000	(37)	0	0%
Brian and Connie Goodman, JTWROS	50,000	(37)	50,000	(37)	0	0%
John R. B. Gould	50,000	(37)	50,000	(37)	0	0%
Earl Harper	25,000	(37)	25,000	(37)	0	0%
Robert Henely	25,000	(37)	25,000	(37)	0	0%
Brian R. Hersh	12,500	(37)	12,500	(37)	0	0%
Joe A. Holle	125,000	(37)	125,000	(37)	0	0%
Ehud and Carl Hubner, JTWROS	25,000	(37)	25,000	(37)	0	0%

Daniel A. Hudson, IRA	75,000	(37)	75,000	(37)	0	0%
George Kelsey and Taffeta Kelsy, JTWROS	50,000	(37)	50,000	(37)	0	0%
Stephen J. Leppo	75,000	(37)	75,000	(37)	0	0%
Craig Lindberg	25,000	(37)	25,000	(37)	0	0%
Gilbert Ludwig, IRA	50,000	(37)	50,000	(37)	0	0%
Dr. Carl Eric Mayer Revocable Trust	37,500	(37)	37,500	(37)	0	0%
Connie Walker McComb, IRA	50,000	(37)	50,000	(37)	0	0%
Randy W. Meeks	25,000	(37)	25,000	(37)	0	0%
Christopher Millard	25,000	(37)	25,000	(37)	0	0%
James Anthony Narutowicz, Jr. IRA	25,000	(37)	25,000	(37)	0	0%
Michael Narutowicz, IRA	25,000	(37)	25,000	(37)	0	0%
The Pat O’Reilly Private Pension Trust	100,000	(37)	100,000	(37)	0	0%
James E. Raz Revocable Living Trust U/A 6/6/2001	100,000	(37)	100,000	(37)	0	0%
Philip E. Rozenweig P/Adm Financial Advisors Network Inc. 401K Plan	25,000	(37)	25,000	(37)	0	0%
Harry A. Sax Living Trust	25,000	(37)	25,000	(37)	0	0%
Eduardo and Maria Soto, JTWROS	110,000	(37)	110,000	(37)	0	0%
Gerald Sperling Grantor Retained Annuity Trust UA 2/2/98	112,000	(37)	112,000	(37)	0	0%
Gerald and Seena Sperling, JTWROS	250,000	(37)	250,000	(37)	0	0%
F. Richard Stark	50,000	(37)	50,000	(37)	0	0%
Martin Richard Stephenson	50,000	(37)	50,000	(37)	0	0%

Andrew Turrisi, IRA	75,000	(37)	75,000	(37)	0	0%
Cheryl Williams	12,500	(37)	12,500	(37)	0	0%
Robert Zelin	12,500	(37)	12,500	(37)	0	0%
Robert Bennett Sr. and Robert Bennett Jr.	25,000	(37)	25,000	(37)	0	0%
Edith Lee Bingle	25,000	(37)	25,000	(37)	0	0%
Jerome Louis Boschi	25,000	(37)	25,000	(37)	0	0%
Neil Bourdelaise, IRA	40,000	(37)	40,000	(37)	0	0%
C. E. Brechin, IRA	57,000	(37)	57,000	(37)	0	0%
Pamela Corson, IRA	25,000	(37)	25,000	(37)	0	0%
Charles and Sandra Curtis, JTWROS	50,000	(37)	50,000	(37)	0	0%
Barry Davis, IRA	100,000	(37)	100,000	(37)	0	0%
Kim Davis	25,000	(37)	25,000	(37)	0	0%
Kim Davis, IRA	50,000	(37)	50,000	(37)	0	0%
Roderick de Greef	50,000	(37)	50,000	(37)	0	0%
Scott E. Douglass	150,000	(37)	150,000	(37)	0	0%
Gary Falkin and Arlene Falkin, JTWROS	25,000	(37)	25,000	(37)	0	0%
Larry M. Geaslin, IRA	50,000	(37)	50,000	(37)	0	0%
Keith Gerety	50,000	(37)	50,000	(37)	0	0%
Harvey Glicker Rev Trust U/A 07/07/11	25,000	(37)	25,000	(37)	0	0%
Constantine Hagepanos, IRA	25,000	(37)	25,000	(37)	0	0%
Stephen Holzel	100,000	(37)	100,000	(37)	0	0%
IVM Productions, Inc.	75,000	(37)	75,000	(37)	0	0%
Peter Kaplan, IRA	80,000	(37)	80,000	(37)	0	0%
Alessandro Lamon	25,000	(37)	25,000	(37)	0	0%
Richard A. McKee, IRA	12,500	(37)	12,500	(37)	0	0%
Fred Militello, IRA	12,500	(37)	12,500	(37)	0	0%
Alan B. Miller	50,000	(37)	50,000	(37)	0	0%

Steven M. Nelson	37,500	(37)	37,500	(37)	0	0%
Shane Pardis	75,000	(37)	75,000	(37)	0	0%
Jason Paulley, IRA	50,000	(37)	50,000	(37)	0	0%
Bradley Pollack	25,000	(37)	25,000	(37)	0	0%
Bruce Robinson	125,000	(37)	125,000	(37)	0	0%
Bruce Robinson, IRA	175,000	(37)	175,000	(37)	0	0%
Howard Roth, IRA	50,000	(37)	50,000	(37)	0	0%
PES Property Corp 401K Profit Sharing Plan	75,000	(37)	75,000	(37)	0	0%
Alana and Peter Sabesan, JTWROS	25,000	(37)	25,000	(37)	0	0%
Ronald Vogt	25,000	(37)	25,000	(37)	0	0%
John Weatherford, IRA	96,000	(37)	96,000	(37)	0	0%
Ann Weatherford, IRA	25,000	(37)	25,000	(37)	0	0%
Zens Family Trust U/A 7/23/11	105,000	(37)	105,000	(37)	0	0%
George A. Anderson	12,500	(37)	12,500	(37)	0	0%
John Baleno	12,500	(37)	12,500	(37)	0	0%
John Blum, Jr.	28,000	(37)	28,000	(37)	0	0%
Michael S. Brodherson	150,000	(37)	150,000	(37)	0	0%
Philip Brunker	25,000	(37)	25,000	(37)	0	0%
Cadence Investments III, LLLP (40)	105,000	(37)	105,000	(37)	0	0%
Eduardo Diaz, IRA	20,000	(37)	20,000	(37)	0	0%
Joseph DiSaverio, IRA	60,000	(37)	60,000	(37)	0	0%
Denis Robert Daun	12,500	(37)	12,500	(37)	0	0%
Michael Fitzgerald and Wendy Lee Fitzgerald, JTWROS	12,500	(37)	12,500	(37)	0	0%
Adalyn G. Frank, IRA	12,500	(37)	12,500	(37)	0	0%
William Joel Friedman	12,000	(37)	12,000	(37)	0	0%
Brian J. Gardinier	25,000	(37)	25,000	(37)	0	0%

Frank J. Garofalo	50,000	(37)	50,000	(37)	0	0%
Thomas Joseph Graham	12,500	(37)	12,500	(37)	0	0%
James Guistolisi	50,000	(37)	50,000	(37)	0	0%
Gregory A. Harrison	100,000	(37)	100,000	(37)	0	0%
George Hervey-Bathurst	50,000	(37)	50,000	(37)	0	0%
Walter Hogan	25,000	(37)	25,000	(37)	0	0%
Francis Howard	450,000	(37)	450,000	(37)	0	0%
InferMark, LLC (41)	12,500	(37)	12,500	(37)	0	0%
J.G. King	12,500	(37)	12,500	(37)	0	0%
Mark Linfield	50,000	(37)	50,000	(37)	0	0%
Adam Linn	25,000	(37)	25,000	(37)	0	0%
James Martin Lynch	25,000	(37)	25,000	(37)	0	0%
Patrick Lynch and Zoe Pearl Lynch, JTWROS	100,000	(37)	100,000	(37)	0	0%
Robert W. Macwha	12,500	(37)	12,500	(37)	0	0%
Mary Louise Marcin	12,500	(37)	12,500	(37)	0	0%
Aaron McKenna	20,000	(37)	20,000	(37)	0	0%
Jeannette Militello, IRA	12,500	(37)	12,500	(37)	0	0%
Nextview Capital Fund, LP	100,000	(37)	100,000	(37)	0	0%
Robert J. Ondercik and Robert M. Ondercik, JTWROS	32,500	(37)	32,500	(37)	0	0%
Roy E. Reichbach and Melissa L. Reichbach, JTWROS	50,000	(37)	50,000	(37)	0	0%
John R. Rogers	65,000	(37)	65,000	(37)	0	0%
Paul Sallwasser and Terri Sallwasser, JTWROS	25,000	(37)	25,000	(37)	0	0%
Christopher Santos	25,000	(37)	25,000	(37)	0	0%
Stephen Schell	250,000	(37)	250,000	(37)	0	0%
George D. Shields, IRA	62,500	(37)	62,500	(37)	0	0%

SLMI Holdings, LLC	50,000	(37)	50,000	(37)	0	0%
Riley H. Smith	20,000	(37)	20,000	(37)	0	0%
Robert Stanger	12,500	(37)	12,500	(37)	0	0%
David Talesnickx	25,000	(37)	25,000	(37)	0	0%
Raymond G. Tinney 1995 Intervivos Trust U/A 6/21/95	50,000	(37)	50,000	(37)	0	0%
Joseph Thomas Watters, III	15,000	(37)	15,000	(37)	0	0%
Brandon Williams	12,500	(37)	12,500	(37)	0	0%
William Williams	12,500	(37)	12,500	(37)	0	0%
Jack Wright	25,000	(37)	25,000	(37)	0	0%
Jennifer Zhou	6,250	(37)	6,250	(37)	0	0%
Dawson James Securities, Inc.	442,314	(38)	442,314	(38)	0	0%
Albert Poliak	90,000	(38)	90,000	(38)	0	0%
Thom Hands	90,000	(38)	90,000	(38)	0	0%
Tom Curtis	32,310	(38)	32,310	(38)	0	0%
Bret Shapiro	78,696	(38)	78,696	(38)	0	0%
David Weinstein	346,680	(38)	348,680	(38)	0	0%
* Less than 1%.

(1)
Represents the amount of shares that will be held by the selling stockholder after completion of this offering based on the assumptions that (a) all shares registered for sale by the registration statement of which this prospectus is part will be sold and (b) no other shares of our common stock are acquired or sold by the selling stockholders prior to completion of this offering. However, the selling stockholder may sell all, some or none of the shares offered pursuant to this prospectus and may sell other shares of our common stock that they may own pursuant to another registration statement under the Securities Act or sell some or all of their shares pursuant to an exemption from the registration provisions of the Securities Act, including under Rule 144. To our knowledge there are currently no agreements, arrangements or understanding with respect to the sale of any of the shares that may be held by the selling stockholder after completion of this offering or otherwise.

(2)	Represents (i) 27,760 shares of common stock issued in the Private Placement and (ii) 23,328 Warrant Exchange Shares

(3)	Represents (i) 27,709 shares of common stock issued in the Private Placement and (ii) 23,313 Warrant Exchange Shares.

(4)
Represents (i) 248,603 shares of common stock issued in the Private Placement, (ii) 124,301 shares of common stock underlying warrants issued in the Private Placement, (iii) 225,000 shares of common stock underlying Replacement Warrants, and (iv) 104,791 Warrant Exchange Shares.

(5)	Represents (i) 434,793 shares of common stock issued in the Private Placement and (ii) 401,308 Warrant Exchange Shares.

(6)	Represents (i) 277,123 shares of common stock issued in the Private Placement and (ii) 233,137 Warrant Exchange Shares.

(7)	Represents (i) 110,822 shares of common stock issued in the Private Placement and (ii) 93,247 Warrant Exchange Shares.

(8)	Represents (i) 54,904 shares of common stock issued in the Private Placement and (ii) 50,344 Warrant Exchange Shares.

(9)
Represents (i) 109,671 shares of common stock issued in the Private Placement, (ii) 109,671 shares of common stock underlying warrants issued in the Private Placement, and (iii) 200,000 shares of common stock underlying Replacement Warrants.

(10)
Represents (i) 52,473 shares of common stock issued in the Private Placement, (ii) 52,473 shares of common stock underlying warrants issued in the Private Placement, and (iii) 100,000 shares of common stock underlying Replacement Warrants.

(11)	Represents (i) 53,493 shares of common stock issued in the Private Placement and (ii) 49,885 Warrant Exchange Shares.

(12)	Represents (i) 13,356 shares of common stock issued in the Private Placement and (ii) 11,507 Warrant Exchange Shares

(13)
Represents (i) 26,630 shares of common stock issued in the Private Placement, (ii) 26,630 shares of common stock underlying warrants issued in the Private Placement, and (iii) 50,000 shares of common stock underlying Replacement Warrants.

(14)	Represents (i) 18,608 shares of common stock issued in the Private Placement and (ii) 16,082 Warrant Exchange Shares

(15)	Represents (i) 26,288 shares of common stock issued in the Private Placement, and (ii) 22,886 Warrant Exchange Shares.

(16)
Represents (i) 12,997 shares of common stock issued in the Private Placement, (ii) 12,997 shares of common stock underlying warrants issued in the Private Placement, and (iii) 25,000 shares of common stock underlying Replacement Warrants.

(17)	Represents (i) 129,075 shares of common stock issued in the Private Placement and (ii) 113,723 Warrant Exchange Shares

(18)	Represents (i) 51,534 shares of common stock issued in the Private Placement and (ii) 45,460 Warrant Exchange Shares.

(19)
Represents (i) 12,839 shares of common stock issued in the Private Placement, (ii) 12,839 shares of common stock underlying warrants issued in the Private Placement, and (iii) 25,000 shares of common stock underlying Replacement Warrants.

(20)	Represents (i) 25,671 shares of common stock issued in the Private Placement and (ii) 22,701 Warrant Exchange Shares

(21)
Represents (i) 51,328 shares of common stock issued in the Private Placement, (ii) 51,328 shares of common stock underlying warrants issued in the Private Placement, and (iii) 100,000 shares of common stock underlying Replacement Warrants.

(22)	Represents (i) 38,466 shares of common stock issued in the Private Placement and (ii) 34,040 Warrant Exchange Shares.

(23)
Represents (i) 12,798 shares of common stock issued in the Private Placement, (ii) 12,798 shares of common stock underlying warrants issued in the Private Placement, and (iii) 25,000 shares of common stock underlying Replacement Warrants.

(24)
Represents (i) 12,599 shares of common stock issued in the Private Placement, (ii) 12,599 shares of common stock underlying warrants issued in the Private Placement, and (iii) 25,000 shares of common stock underlying Replacement Warrants. The selling stockholder is a director of the Company.

(25)	Represents (i) 6,372 shares of common stock issued in the Private Placement and (ii) 5,662 Warrant Exchange Shares.

(26)
Represents (i) 504,521 shares of common stock issued in the Private Placement, (ii) 254,521 shares of common stock underlying warrants issued in the Private Placement, (iii) 500,000 shares of common stock underlying Replacement Warrants, and (iv) 225,000 Warrant Exchange Shares.

(27)
Represents (i) 10,074 shares of common stock issued in the Private Placement, (ii) 10,074 shares of common stock underlying warrants issued in the Private Placement, and (iii) 20,000 shares of common stock underlying Replacement Warrants.

(28)
Represents (i) 251,849 shares of common stock issued in the Private Placement, (ii) 251,849 shares of common stock underlying warrants issued in the Private Placement, and (iii) 500,000 shares of common stock underlying Replacement Warrants.

(29)	Represents (i) 12,593 shares of common stock issued in the Private Placement, and 12,028 Warrant Exchange Shares.

(30)	Represents (i) 25,151 shares of common stock issued in the Private Placement, (ii) 7,546 Warrant Exchange Shares, and (iii) 50,000 shares of common stock underlying Replacement Warrants.

(31)
Represents (i) 25,144 shares of common stock issued in the Private Placement, (ii) 25,144 shares of common stock underlying warrants issued in the Private Placement, and (iii) 50,000 shares of common stock underlying Replacement Warrants.

(32)
Represents (i) 12,572 shares of common stock issued in the Private Placement, (ii) 12,572 shares of common stock underlying warrants issued in the Private Placement, and (iii) 25,000 shares of common stock underlying Replacement Warrants.

(33)	Represents (i) 25,110 shares of common stock issued in the Private Placement and (ii) 24,033 Warrant Exchange Shares.

(34)
Represents (i) 12,558 shares of common stock issued in the Private Placement, (ii) 12,558 shares of common stock underlying warrants issued in the Private Placement, and (iii) 25,000 shares of common stock underlying Replacement Warrants.

(35)
Represents (i) 25,137 shares of common stock issued in the Private Placement, (ii) 25,137 shares of common stock underlying warrants issued in the Private Placement, and (iii) 50,000 shares of common stock underlying Replacement Warrants.

(36)	Represents shares of common stock underlying Replacement Warrants.

(37)
Half of such shares represent shares of common stock issued pursuant to the Subscription Agreement and half of such shares represent shares of common stock underlying warrants issued pursuant to the Subscription Agreements.

(38)
Half of such shares represent shares of common stock underlying the Placement Agent Warrants and half of such shares represent shares of common stock underlying warrants underlying the Placement Agent Warrants.

(39)	Patrick O’Reilly has voting and investment power over the securities.

(40)	John R. Rogers has voting and investment power over the securities.

(41)	David Gallimore has voting and investment power over the securities.

DESCRIPTION OF SECURITIES

 Authorized Capital Stock

           We have authorized 125,000,000 shares of capital stock, par value $0.001 per share, of which 100,000,000 are shares of common stock and 25,000,000 are shares of “blank-check” preferred stock.

Capital Stock Issued and Outstanding

We have issued and outstanding securities on a fully diluted basis:

•	19,379,569 shares of common stock;

•	no shares of preferred stock

•	warrants to purchase an aggregate of 13,770,665 shares of common stock; and

•	options to purchase an aggregate of 1,528,196 shares of common stock.

Common Stock

The holders of the common stock will be entitled to one vote per share. In addition, the holders of the common stock will be entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors out of legally available funds; however, the current policy of our Board of Directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of the common stock will be entitled to share ratably in all assets that are legally available for distribution. The holders of the common stock will have no preemptive, subscription, redemption or conversion rights.  The rights, preferences and privileges of holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of our board of directors and issued in the future.

Dividend Policy

We have not previously paid any cash dividends on our common stock and do not anticipate or contemplate paying dividends on our common stock in the foreseeable future.  We currently intend to use all our available funds to develop our business.  We can give no assurances that we will ever have excess funds available to pay dividends.

Preferred Stock

Our Board of Directors is authorized, subject to any limitations prescribed by law, without further vote or action by our stockholders, to issue from time to time shares of preferred stock in one or more series. Each series of preferred stock will have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our Board of Directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

Options and Warrants

Options under the Plan

The Company has adopted a stock incentive plan pursuant to which 1,500,000 shares of the Company’s common stock are reserved for issuance to employees, directors, consultants, and other service providers. For the first twelve (12) months following the closing of the Merger, the Company may not issue options to purchase shares of its common stock at a per share exercise price less than $2.00, unless the non-employee independent directors of the Company determine that it is in the best interests of the Company to terminate such restrictions at an earlier date. Upon consummation of the Merger, the Company issued options to purchase 451,754, 100,000 and 100,000 shares of common stock to Larry Paulson, Dr. James Canton and J. Steven Roush, respectively, with exercise prices of $2.00 per share.

Private Placement Warrants

Upon consummation of the Private Placement the Company issued two-year warrants to purchase 2,753,214 shares of the Company’s common stock at an exercise price of $3.00 per share.  In addition, Bridge Warrants held by investors were converted into three-year warrants to purchase an aggregate of 5,267,500 shares of the Company’s common stock at an exercise price of $2.00 per share.

Subscription Agreement Warrants

In connection with the Subscription Agreements the Company issued two-year warrants to purchase 6,000,000 shares of the Company’s common stock at an exercise price of $3.00 per share.  In addition, the Company paid aggregate placement agent fees which included three-year warrants to purchase a number of units equal to 9% of the units sold in this offering, with the same terms as the warrants issued to the investors.

Transfer Agent

The transfer agent for our common stock is Island Stock Transfer.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no changes in or disagreements with our accountants since our formation required to be disclosed pursuant to Item 304 of Regulation S-K, except for the following:

Effective February 4, 2011, the Board of Directors of the Company dismissed Jonathon P. Reuben, C.P.A., Accountancy Corporation (“Reuben”) as its independent registered accounting firm and engaged Anton & Chia, LLP (“Anton”) to serve as its independent registered accounting firm.  Anton is the independent registered accounting firm for AirTouch, Inc., and its report on the financial statements of AirTouch, Inc. at December 31, 2010 and 2009 and for the two years in the period then ended was filed with the Commission on Form 8-K/A on April 27, 2011.  Prior to engaging Anton, the Company did not consult with Anton regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company’s financial statements.

The Company’s financial statements at December 31, 2010 and 2009 and for the years then ended were audited by Reuben.  There were no disagreements with Reuben during the years ended December 31, 2010 and 2009 or during the period subsequent to December 31, 2010 on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (“DGCL”) provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as the Company will be, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.  In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

The Company’s Certificate of Incorporation and Bylaws will provide that the Company shall indemnify its directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the DGCL, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract.

The Company also has director and officer indemnification agreements with each of its executive officers and directors that provide, among other things, for the indemnification to the fullest extent permitted or required by Delaware law, provided that such indemnitee shall not be entitled to indemnification in connection with any “claim” (as such term is defined in the agreement) initiated by the indemnitee against the Company or the Company’s directors or officers unless the Company joins or consents to the initiation of such claim, or the purchase and sale of securities by the indemnitee in violation of Section 16(b) of the Exchange Act.

Any repeal or modification of these provisions approved by the Company’s stockholders shall be prospective only, and shall not adversely affect any limitation on the liability of a director or officer of the Company existing as of the time of such repeal or modification.

The Company will also be permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the DGCL would permit indemnification.

Limitation of Liability of Directors

Our certificate of incorporation provides that, to the fullest extent permitted by the DGCL, no director of the Company will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

PLAN OF DISTRIBUTION

This prospectus includes an aggregate of 20,417,754 shares of common stock offered by the selling stockholders.  To our knowledge, at the time of the purchase of the securities to be resold, none of the selling stockholders had any agreement or understanding, directly or indirectly, with any person to distribute the securities.

Each selling stockholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the over-the-counter market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933, as amended.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, they will be subject to the prospectus delivery requirements of the Securities Act of 1933, as amended, including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without the requirement to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144 or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act of 1933, as amended).

 LEGAL MATTERS

Sichenzia Ross Friedman Ference LLP, New York, New York, will pass upon the validity of the shares of our common stock to be sold in this offering.

EXPERTS

The financial statements for the fiscal years ending December 31, 2010 and 2009, included in this prospectus have been audited by Anton & Chia, LLP, an independent registered public accounting firm as set forth in their report, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

 WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, together with any amendments and related exhibits, under the Securities Act with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and the shares of common stock that we are offering in this prospectus.

We file annual, quarterly and current reports and other information with the SEC under the Exchange Act.  You may request a copy of those filings, excluding exhibits, from us at no cost. These requests should be addressed to us at: Hideyuki Kanakubo, President and Chief Executive Officer, AirTouch Communications, Inc., 1401 Dove Street, Suite 220, Newport Beach, CA 92660. Our telephone number is (949) 825-6570. The public may read and copy any materials filed by the Company with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov . The contents of these websites are not incorporated into this filing by reference. Further, the Company’s references to the URLs for these websites are intended to be inactive textual references only.

PART 1: FINANCIAL INFORMATION

ITEM 1 – FINANCIAL STATEMENTS

AIRTOUCH COMMUNICATIONS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

ASSETS

	September 30, 2011 (unaudited)	December 31, 2010
Current assets
Cash	$5,914,380	$201,299
Certificate of deposit	2,000,000	-
Restricted certificate of deposit	30,020	-
Inventory	710,462	329,118
Prepaid expenses	318,213	1,000
Deferred financing costs	-	46,400
Total current assets	8,973,075	577,817

Deposits	18,984	23,394

Property and equipment, net	240,555	155,847

Intangible assets, net	183,386	183,228

Total assets	$9,416,000	$940,286

LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable	$85,316	$390,618
Accrued expenses	357,211	576,442
Current portion of capital lease obligation	7,703	6,181
Notes payable	-	94,500
Convertible notes payable	-	3,035,000
Derivative liability	-	55,413
Total current liabilities	450,230	4,158,154

Capital lease obligation, net of current portion	2,339	8,328

Total liabilities	452,569	4,166,482

Stockholders' equity (deficit)
Preferred stock, 25,000,000 shares authorized, par value $0.001, none issued or outstanding	-	-
Common stock, 100,000,000 shares authorized, par value $0.001, 19,217,826 and 7,114,712 share issued and outstanding as of September 30, 2011 and December 31, 2010, respectively (1).	19,218	7,115
Additional paid-in capital (1)	22,185,503	3,453,485
Noncontrolling interest in variable interest entity	94,849	-
Accumulated deficit	(13,336,139)	(6,686,796)
Total stockholders' equity (deficit)	8,963,431	(3,226,196)

Total liabilities and stockholders' equity (deficit)	$9,416,000	$940,286

(1) The December 31, 2010 capital accounts of the Company have been retroactively restated to reflect the equivalent number of the common shares based on the exchange ratio of the merger transaction. See Note 2.

The accompanying notes are an integral part of these condensed consolidated financial statements.

AIRTOUCH COMMUNICATIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended September 30		Nine Months Ended September 30
	2011 (unaudited)	2010 (unaudited)	2011 (unaudited)	2010 (unaudited)

Net revenue	$-	$138,910	$477,217	$142,844
Cost of sales	-	131,021	354,399	133,091
Gross profit	-	7,889	122,818	9,753

Operating expenses
Research and development	639,050	213,837	1,679,259	954,238
Selling, general, and administrative	1,048,346	534,999	2,027,732	1,632,474
Total operating expenses	1,687,396	748,836	3,706,991	2,586,712

Net loss from operations	(1,687,396)	(740,947)	(3,584,173)	(2,576,959)

Other (income) expenses
Gain on cancellation of debt	-	-	-	(227,376)
Interest expense	11,946	80,614	712,732	368,537
Finance charge	11,137	-	316,009	-
Option/Warrant liability expenses	125,306	-	387,703	-
Change in fair value of derivative liability	-	23,430	(31,907)	-
Adjustment in fair value of warrants issued	-	-	1,176,222	-
Other expense	393,018	(65,675)	424,861	25,080
Total other expenses, net	541,407	38,369	2,985,620	166,241

Net loss	$(2,228,803)	$(779,316)	$(6,569,793)	$(2,743,200)

Gain attributable to noncontrolling interest in variable interest entity	$99,623	-	$79,549	-

Net Loss attributable to the Company	(2,328,426)	(779,316)	(6,649,342)	(2,743,200)

Loss per share-basic and diluted	$(0.12)	$(0.15)	$(0.56)	$(0.59)

Weighted average common shares outstanding (2) - basic and diluted	19,217,826	5,120,317	11,789,172	4,678,631

(2) The capital accounts of the Company have been retroactively restated to reflect the equivalent number of common shares based on the exchange ratio of the merger transaction in determining the basic and diluted weighted average shares.  See Note 2.

The accompanying notes are an integral part of these condensed consolidated financial statements.

AIRTOUCH COMMUNICATIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Common stock		Additional paid in	Noncontrolling interest	Accumulated
	Shares	Amount	capital	in VIE	deficit	Total
Balance at December 31, 2009	5,352,984	$5,353	$1,053,259		$(1,836,421)	$(777,809)

Sale of common stock	928,564	929	1,399,127		-	1,400,056
Issuance of common stock in lieu of interest	2,043	2	5,962		-	5,964
Cancellation of common stock	(85,633)	(86)	79		-	(7)
Conversion of debt, including accrued interest, into common stock	916,754	917	995,058		-	995,975
Net loss	-	-	-		(4,850,375)	(4,850,375)
Balance at December 31, 2010	7,114,712	$7,115	$3,453,485		$(6,686,796)	$(3,226,196)

Sale of common stock	205,463	205	249,796		-	250,001
Conversion of warrants	179,825	180	104,820		-	105,000
Recapitalization	1,083,333	1,083	(1,083)		-	-
Stock option expense	-	-	37,078		-	37,078
Net loss	-	-	-		(2,304,682)	(2,304,682)
Balance at March 31, 2011 (unaudited)	8,583,333	$8,583	$3,844,096		$(8,991,478)	$(5,138,799)

Conversion of debt, including accrued interest, into common stock	2,753,214	2,753	5,503,675		-	5,506,428
Stock option expense	-	-	101,346		-	101,346
Change in fair value of derivative liability	-	-	1,869,906		-	1,869,906
Noncontrolling interest in variable interest entity	-	-	-	$(4,774)	-	(4,774)
Net loss	-	-	-	-	(2,016,234)	(2,016,234)
Balance at June 30, 2011 (unaudited)	11,336,547	$11,336	$11,319,023	$(4,774)	$(11,007,712)	$317,873

Sale of common stock, net of $1,336,920 of costs	6,000,000	6,000	10,657,080	-	-	10,663,080
Conversion of warrants into common stock	1,958,779	1,959	(1,959)	-	-	-
Cancelled common stock	(125,000)	(125)	(125)	-	-	-
Stock option expense	-	-	125,307	-	-	125,307
Stock issued for service provided	47,500	48	85,927	-	-	85,975
Noncontrolling interest in variable interest entity	-	-	-	99,623	-	99,623
Net loss	-	-	-	-	(2,328,426)	(2,328,426)
Balance at September 30, 2011( unaudited)	19,217,826	$19,218	$22,185,503	$94,849	$(13,336,139)	$8,963,431

The accompanying notes are an integral part of these condensed consolidated financial statements.

AIRTOUCH COMMUNICATIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30

	2011 (unaudited)	2010 (unaudited)
Operating Activities:
Net loss	$(6,569,793)	$(2,743,200)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	40,695	78,561
Share-based compensation for services rendered	85,975	-
Conversion of accrued interest into common stock	-	25,084
Stock based compensation	349,705	243,501
Change in fair value of derivative liability	1,814,493	-
Changes in operating assets and liabilities
Accounts receivable	-	(31,942)
Inventory	(381,344)	(418,128)
Prepaid expenses	(317,213)	(34,773)
Deposit	4,410	-
Deferred financing costs	46,400	(55,800)
Accounts payable	(305,302)	300,564
Accrued expenses	(219,231)	(183,166)
Net cash used in operating activities	(5,537,180)	(2,819,299)

Investing Activities:
Investment in patents	(14,927)	(14,737)
Investment in certificates of deposit	(2,030,020)	-
Purchases of equipment	(110,634)	(79,214)
Net cash used in investing activities	(2,155,581)	(93,951)

Financing Activities:
Proceeds from the sale of convertible notes	2,471,428	2,510,000
Proceeds from the sale of common stock, net of costs	11,018,081	650,055
Proceeds from noncontrolling interest	15,300	-
Payments on lease obligation	(4,467)	-
Payments on notes payable	(94,500)
Payments on notes payable – related party	-	(120,000)
Payments on convertible notes payable	-	(30,000)
Net cash provided by financing activities	13,405,842	3,010,055

Net increase in cash	5,713,081	96,805

Cash at beginning of period	201,299	36,505

Cash at end of period	$5,914,380	$133,310

Supplemental disclosure of cash flow information
Cash paid for interest	$69,240	$181,723

Supplemental disclosure of non-cash financing transactions
Issuance of common stock in lieu of interest payments	$-	$5,964
Conversion of debt into common stock	$-	$500,000
Payment of equipment by capital lease	$-	$22,956
Gain on cancellation of debt	$-	$227,376
Issuance of common stock in exchange for cancellation of debt	$-	$231,562
Issuance of common stock for services	$105,000	$-

The accompanying notes are an integral part of these condensed consolidated financial statements.

AIRTOUCH COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

Waxess USA, Inc. was incorporated on February 4, 2008 under the laws of the state of Delaware.  On February 4, 2011, Waxess USA, Inc. merged with Waxess Acquisition Corp., a wholly owned Delaware subsidiary of Waxess Holdings, Inc., formerly International Vineyard, Inc.,  a publicly held Delaware shell corporation with minimal assets and no operations (the “Merger”).  Upon closing of the transaction, Waxess USA, Inc., the surviving corporation in the Merger with Waxess Acquisition Corp., became a wholly-owned subsidiary of Waxess Holdings, Inc. (sometimes referred to hereinafter as “Subsidiary”).

On February 3, 2011, Waxess Holdings, Inc. filed an Amended and Restated Certificate of Incorporation in order to, among other things, increase the authorized capital stock to 125,000,000 shares, which is divided into two classes as follows: 100,000,000 shares of Common Stock, par value $0.001 per share, and 25,000,000 shares of “blank check” preferred stock, par value $0.001 per share.  Unless the context specifies otherwise, as discussed in Note 2, references to the “Company” refers to Waxess Holdings, Inc. and Waxess USA, Inc. after the Merger.

At the closing of the Merger, each share of Waxess USA, Inc.’s common stock issued and outstanding immediately prior to the closing of the Merger was exchanged for the right to receive 1.19883186 shares of common stock of Waxess Holdings, Inc.  Accordingly, an aggregate of 7,500,000 shares of common stock of Waxess Holdings, Inc. were issued to the holders of Waxess USA, Inc.’s common stock.

In connection with the Merger, 8,141,042 shares of common stock were cancelled resulting in 1,083,333 shares of common stock held by persons who were stockholders of Waxess Holdings, Inc. prior to the Merger remaining outstanding.  These 1,083,333 shares constitute “public float” and are the only shares of registered common stock and accordingly are the only shares available for resale without further registration or an exemption therefrom.

On July 21, 2011, the Company filed an amendment to its Certificate of Incorporation with the Secretary of State of Delaware to change its name to “AirTouch Communications, Inc.”  The Company is engaged in the development and marketing of phone terminals capable of converging traditional landline, cellular and data services based on its patent portfolio.  Waxess USA currently offers its cell@home product through various channels, including several of the major US carriers, and is working to bring its higher performance, lower cost next generation Home Connex and Focal Point products to the market. On August 26, 2011, Waxess USA filed an amendment to its Articles of Incorporation with the Secretary of State of California to change its name to “AirTouch, Inc.”

2.  REVERSE MERGER ACCOUNTING

The Merger was accounted for as a reverse-merger and recapitalization in accordance with generally accepted accounting principles in the United States (“GAAP”).  AirTouch, Inc. is the acquirer for financial reporting purposes and AirTouch Communications, Inc. is the acquired company. Consequently, the assets and liabilities and the operations that will be reflected in the historical financial statements prior to the Merger will be those of AirTouch, Inc. and will be recorded at the historical cost basis of AirTouch, Inc., and the consolidated financial statements after completion of the Merger will include the assets and liabilities of the Company and AirTouch, Inc., historical operations of AirTouch, Inc. and operations of the Company from the closing date of the Merger.  Common stock and the corresponding capital amounts of the Company pre-merger have been retroactively restated as capital stock shares reflecting the exchange ratio in the Merger. In conjunction with the Merger, AirTouch, Inc. received no cash and assumed no liabilities from AirTouch Communications, Inc.  All members of the Company’s executive management are from AirTouch, Inc.

AIRTOUCH COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements primarily reflect the financial position, results of operations and cash flows of Company (as discussed above).  The accompanying unaudited condensed consolidated financial statements of Company have been prepared in accordance with GAAP for interim financial information and pursuant to the instructions to Form 10-Q and Article 8 of Regulation S-X of the Securities and Exchange Commission (“SEC”).  Accordingly, these interim financial statements do not include all of the information and footnotes required by GAAP for annual financial statements.  In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included.  Operating results for the nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011, or for any other period.  Amounts related to disclosures of December 31, 2010, balances within those interim condensed consolidated financial statements were derived from the audited 2010 consolidated financial statements and notes thereto filed on Form 8-K/A on April 27, 2011.

Use of Estimates

These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto for Company included in AirTouch Communications, Inc. Form 8-K/A filed on April 27, 2011 with the SEC.  In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the condensed consolidated financial statements and the reported amount of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.  Significant estimates and assumptions included in the Company’s condensed consolidated financial statements relate to the recognition of revenues, the estimate of the allowance for doubtful accounts, the estimate of inventory reserves, estimates of loss contingencies, valuation of long-lived assets, deferred revenues, accrued other liabilities, and valuation assumptions related to share based payments and derivative liability.

Going Concern

The Company sustained operating losses during the nine months ended September 30, 2011 and the year ended December 31, 2010.  The Company’s continuation as a going concern is dependent on its ability to generate sufficient cash flows from operations to meet its obligations and/or obtaining additional financing from its members or other sources, as may be required.

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern; however, the above condition raises substantial doubt about the Company’s ability to do so. The condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

In 2011, Management plans are to obtain additional contracts from customers to improve profitability and raise additional capital to build the infrastructure to support the growth of the Company.

AIRTOUCH COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and Subsidiary.    In April 2011, the Company acquired a 49% interest in AirTouch Labs, a California corporation (“Labs”).  Labs provides certain research and development services to the Company via exclusive contractual agreements.  Labs also manages third party research and development firms on behalf of the Company.  As a result of the Contractual Agreements, the Company maintains the ability to control Labs, is entitled to substantially all of the economic benefits from Labs and is obligated to absorb all of Labs’ expected losses.  Therefore, the Company consolidates Labs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation. All intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash equivalents are comprised of certain highly liquid investments with maturities of three months or less when purchased.  The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits.  The Company had no cash equivalents as of September 30, 2011 and December 31, 2010.

Certificate of Deposit

During the nine months ended September 30, 2011 the Company invested $2,030,020 in certificates of deposit.  The certificates of deposit carry a term of 12 months and earn interest at 0.40% compounded monthly.  $30,020 of these certificates of deposit is used as collateral for the Company’s credit card program.

 Accounts Receivable

Accounts receivable consists of trade accounts arising in the normal course of business. No interest is charged on past due accounts.  Accounts for which no payments have been received after 30 days are considered delinquent and customary collection efforts are initiated.  Accounts receivable are carried at original invoice amount less a reserve made for doubtful receivables based on a review of all outstanding amounts on a monthly basis.

Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition and credit history, and current economic conditions.  There was no allowance for doubtful accounts at September 30, 2011.

Accounts receivables are written off when deemed uncollectible.  Recoveries of accounts receivable previously written off are recorded when received.  There were no accounts receivables at September 30, 2011 or December 31, 2010.

Inventory

Inventory is stated at lower of cost or market on a first-in, first-out basis. Inventory consists of purchased finished goods and parts used by the contract manufacturer. There was no reserve for inventory at September 30, 2011 and December 31, 2010.

AIRTOUCH COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred Financing Costs

Deferred financing costs incurred from the sale of convertible debt are capitalized and amortized over the remaining life of the convertible debt.  Deferred financing costs were zero and $46,400 at September 30, 2011 and December 31, 2010, respectively.

Equipment

Equipment is stated at cost. Major improvements and betterments are capitalized. Maintenance and repairs are expensed as incurred. Equipment is depreciated over five years. Depreciation is computed using the straight-line method for financial reporting purposes.

Depreciation expense for the nine months ended September 30, 2011 and 2010 was $25,926 and $59,735, respectively. Tooling equipment is purchased for use by the contract manufacturer and the contract firm performing research and development services.

Patents

Patents consist of legal costs associated with filing and maintaining patent applications.  The Company accounts for patents in accordance with ASC 350-30 and ASC 360. The Company amortizes the capitalized patent costs on a straight-line basis over a period of 10 years, which is management’s estimated useful life of the patents.  Amortization expense for the nine month period ended September 30, 2011 and 2010 was $14,769 and $18,826, respectively.

Long-Lived Assets

In accordance with ASC 350-30, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

The Company’s management currently believes there is no impairment of its long-lived assets. There can be no assurance, however, that market conditions will not change or demand for the Company’s products under development will continue. Either of these could result in future impairment of long-lived assets.

AIRTOUCH COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

The fair value accounting guidance defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  The definition is based on an exit price rather than an entry price, regardless of whether the entity plans to hold or sell the asset.  This guidance also establishes a fair value hierarchy to prioritize inputs used in measuring fair value as follows:

•	Level 1: Observable inputs such as quoted prices in active markets;

•	Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

•	Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying value of the Company’s restricted certificates of deposit as September 30, 2011 consisted of Level 2 assumptions used in their valuation, which are based on significant other observable inputs of interest rates and time to maturity.

The carrying value of the Company's derivative liability at December 31, 2010 consisted of Level 2 assumptions used in its valuation, which are based on significant other observable inputs of variable reference rates and volatilities. There was no derivative liability at September 30, 2011.

This carrying value of accounts payables and accrued expenses approximates the fair value due to their short-term maturities.

Revenue Recognition

Revenues are derived from the sale of product purchased from a contract manufacturer.  The Company recognizes revenue on arrangements in accordance with FASB ASC No. 605, “Revenue Recognition.” In all cases, revenue is recognized when all of the following conditions exist: (a) persuasive evidence of an arrangement exists in the form of an accepted purchase order or equivalent documentation; (b) delivery has occurred, based on shipping terms, or services have been provided; (c) the Company’s price to the buyer is fixed or determinable, as documented on the accepted purchase order or similar documentation; and (d) collectability is reasonably assured.

Research and Development Costs

Research and development costs consist of expenditures for the research and development of new products and technology related to the Company’s products. The Company expenses all costs associated with research and development. Research and development costs for the nine months ended September 30, 2011 and 2010 totaled $1,679,259 and $954,238, respectively.

AIRTOUCH COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs

Advertising costs are expensed as incurred. Advertising and promotional expense for the nine months ended September 30, 2011 and 2010 totaled approximately $34,000 and $31,000, respectively, and are included in selling, general and administrative expense in the accompanying statements of operations.

Shipping and Handling Costs

Shipping and handling costs are charged to operations when incurred and are included in selling, general, and administrative expenses in the accompanying statements of operations. Shipping and other related costs for the nine months ended September 30, 2011 and 2010 totaled approximately $15,164 and $23,000, respectively.

Income Taxes

Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company calculates a provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized by identifying the temporary differences arising from the different treatment of items for tax and accounting purposes. In determining the future tax consequences of events that have been recognized in the financial statements or tax returns, judgment and interpretation of statutes is required. Additionally, the Company uses tax planning strategies as a part of its tax compliance program. Judgments and interpretation of statutes are inherent in this process.

Derivative Accounting Policy

Convertible Notes Payable and Derivative Liabilities: The Company accounts for convertible notes payable and warrants in accordance with ASC Topic 815 (“Derivatives and Hedging”). This standard requires the conversion feature of convertible debt be separated from the host contract and presented as a derivative instrument if certain conditions are met. ASC 815-40-15, formerly Emerging Issue Task Force (EITF) 00-19, "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock" and ASC 815-40-25, formerly EITF 05-2, "The Meaning of ‘Conventional Convertible Debt Instrument;’ in issue No. 00-19" were also analyzed to determine whether the debt instrument is to be considered a conventional convertible debt instrument and classified in stockholders' equity.

All convertible notes payable were evaluated and determined not to be conventional convertible debt instruments and therefore, because of certain terms and provisions including liquidating damages under the associated registration rights agreement, embedded conversion options were bifurcated and accounted for as derivative liability instruments. The stock warrants issued in conjunction with the convertible notes payable were also evaluated and determined to be a derivative instrument and, therefore, classified as a liability on the balance sheet. The accounting guidance also requires that the conversion feature and warrants be recorded at fair value for each reporting period with changes in fair value recorded in the consolidated statements of operations.

AIRTOUCH COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derivative Accounting Policy (Continued)

On April 28, 2011, holders of $5,217,500 of the face amount of the Company’s convertible notes exercised their right to convert their notes into common stock of the Company. In connection with the consummation of the Private Placement, the Bridge Warrants held by the investors were converted into three year warrants to purchase an aggregate of 5,267,500 shares of the Company’s common stock at an exercise price of $2.00 per share.  See Note 9.

Loss per Share

Basic loss per share is computed by dividing earnings to common stockholders by the weighted average number of common shares outstanding (including shares reserved for issuance) during the period. Diluted loss per share includes potentially dilutive securities such as warrants using various methods such as the treasury stock or modified treasury stock method in the determination of dilutive shares outstanding during each reporting period. The equity instruments attached to the convertible notes were not included in the earnings per share calculations because the inclusion would have been anti-dilutive.

Recent Accounting Pronouncements

Accounting standards promulgated by the FASB change periodically. Changes in such standards may have an impact on the Company’s future financial statements. The following are a summary of recent accounting developments.

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2011-04, “Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS” (“ASU 2011-04”). ASU 2011-04 redefines many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This new guidance is effective for the Company beginning in the first quarter of 2012 and is to be applied prospectively. The Company anticipates that the adoption of this standard will not materially expand its consolidated financial statement footnote disclosures.

4. RESTRICTED CERTIFICATES OF DEPOSIT

On July 12, 2011, the Company entered into a collateral agreement in the amount of $30,000 with a term of 12 months. This agreement collateralizes the Company’s credit card program.

5. CONCENTRATIONS

During the nine months ended September 30, 2011, the Company derived 89% and 11%, respectively, of its revenue from two customers.  There were no outstanding receivables from these customers at September 30, 2011.

During the year 2010, the Company derived 36% of its revenue each from two customers and 12% of its revenue from one customer. There were no outstanding receivables from these customers at December 31, 2010.

AIRTOUCH COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5. CONCENTRATIONS (CONTINUED)

During 2010, approximately 86% of the Company’s purchases included in cost of sales were from one supplier. There were no amounts outstanding to this supplier at December 31, 2010.

6.  INVENTORY

Inventories consist of the following:

	September 30, 2011	December 31, 2010
Raw materials	$48,998	$75,000
Work in process	361,545	-
Finished goods	299,919	254,118
Total	$710,462	$329,118

7.  PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	September 30, 2011	December 31, 2010
Machinery and tooling	$351,800	$351,800
Furniture and fixtures	26,486	22,956
Equipment	130,373	23,269
Less: Accumulated depreciation	(268,104)	(242,178)
Total property and equipment, net	$240,555	$155,847

8. INTANGIBLE ASSETS, NET

The components of all intangible assets were as follows:

	September 30, 2011	December 31, 2010
Patents	$259,359	$244,457
Trademark	2,822	2,797
Less: Accumulated amortization	(78,795)	(64,026)
Total intangible assets, net	$183,386	$183,228

AIRTOUCH COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. INTANGIBLE ASSETS, NET (CONTINUED)

Amortization expense relating to the patents for the nine months ended September 30, 2011 and 2010 totaled $ 14,769 and $18,826, respectively.  Future amortization expense for these assets is as follows.

2011 (3 months remaining)	$4,924
2012	19,693
2013	19,693
2014	19,693
2015	19,693
Thereafter	99,690
Total	$183,386

We accumulated $2,822 on our balance sheet for prosecution and related processing fees for trademark registration initiatives with the US Patent and Trademark Office.

9.  NOTES PAYABLE

In December 2010, the Company converted an outstanding account payable in the amount of $94,500 to a note payable.  The note paid interest at a rate of 5.25% per annum and was due on July 1, 2011.  Interest only payments were due on the first of each month. This note was paid off in July 2011.

On March 3, 2011, the Company issued certain notes to borrow $26,000.  The notes accrued interest at a rate of 5%.  The face amount of the notes together with the accrued interest was due on the earlier of 90 days or when the Company raised $5 million through the sale of equity securities. These notes were paid off on April 3, 2011.

On March 17, 2011, the Company issued a note to borrow $121,433.  The note accrued interest at a rate of 10% per annum.  The face amount of the note together with the accrued interest was due on the earlier of six months or when the Company raised $5 million through the sale of equity securities. This note was paid off on April 14, 2011.

10.  BRIDGE LOANS

As of September 30, 2011, the Company had sold an additional $2,282,500 of convertible notes to private investors (“Bridge Facility”).  The notes were sold in various amounts with a term of six months and a stated rate of interest of 10% compounded annually.  The notes provide for a three-year warrant to purchase an amount of common stock equal to the face amount of the note divided by the lower of the price per share of the common stock as determine by a Financing Event (defined below) or 100% of the fair market value of the common stock at the date of the note.  In connection with the sale of the convertible notes, the Company incurred certain costs that were paid to placement agents for assistance with the sale of the convertible notes.  These costs were accounted for as deferred financing costs and are amortized over the term of the convertible notes using the effective interest rate method.  On April 28, 2011, notes in the amount of $5,506,428 including interest were converted into 2,753,214 shares of common stock.

During 2010, holders of $3,035,000 of notes with these terms agreed to extend the terms of the notes to the earlier of six months from the maturity date of the original note or the closing of a debt or equity financing with a minimum of $2 million in gross proceeds (“Financing Event”), and to convert their notes into common stock equal to the amount of the note plus accrued interest divided by the lower of the stock price as determined by the closing of the Financing Event or 100% of the fair market value of the common stock at the date of the note.  In exchange for their agreement to extend the term of the note and to convert the note into equity the note holders received twice the amount of warrants provided under their original note and warrant agreement.

AIRTOUCH COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10.  BRIDGE LOANS (CONTINUED)

Pursuant to ASC Topic 470 "Debt with Conversion and Other Options," the Company previously recorded a debt discount in the amount of $524,483 based on the fair value allocation of the embedded conversion feature and the fair value allocation of the warrants.  The debt discount was eliminated in April 2011 when the convertible notes were converted into the Company’s common stock.

11.  SHARE-BASED COMPENSATION

Stock Option

The Company records stock-based compensation expense related to stock options and the stock incentive plan in accordance with ASC 718, “Compensation – Stock Compensation.”

The Company adopted a stock incentive plan in February 2011.  The Company has authorized 1,500,000 shares of common stock for issuance to officers and employees.  The Plan provides for grants of options to purchase common stock at the fair market value of such shares on the grant date.

The options vest quarterly over a two-year period beginning on the grant date.  Options granted under the plan are incentive stock options and non-qualified stock options under the U.S. Internal Revenue Code.  The contractual term of the options is ten years. For the nine months ended September 30, 2011 the Company issued stock options from the plan to purchase 1,528,196 shares of the common stock of the Company.

Total stock-based compensation expense included in general and administrative expense for the nine months ended September 30, 2011 was $263,730.  ASC 718, “Compensation – Stock Compensation” requires that the only the amount of compensation expense expected to vest be recognized.

The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model and the assumptions in the following table.  The expected volatility is based on the daily historical volatility of comparative companies, measured over the expected term of the option.  The risk-free rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term closest to the expected term of the option.

The dividend yield reflects that the Company has not paid any cash dividends since inception and does not intend to pay any cash dividends in the foreseeable future.

The following assumptions were used to determine the fair value of the options at date of issuance on September 30, 2011:

Expected volatility (%)	55.75%
Risk-free interest rate (%)	0.19%
Expected term (in years)	3
Dividend yield	0%

As of September 30, 2011, there was $710,719 of total unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted average period of 3 years.  The Company’s current practice is to issue new shares to satisfy option exercises.  Compensation expense for all stock-based compensation awards is recognized using the straight-line method.

AIRTOUCH COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.  SHARE-BASED COMPENSATION (CONTINUED)

The following table summarizes the Company’s stock option activity and related information for the nine months ended September 30, 2011:

	Options	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate Intrinsic Value
Balance, January 1, 2011
Granted	671,754	$2	-	-
Exercised	-	-	-	-
Forfeited or expired	-	-	-	-
Vested and expected to vest at March 31, 2011	-	-	-	-
Exercisable, March 31, 2011	-	-	-	-
Balance, March 31, 2011	671,754	$2	3	-
Granted	520,096	$2	-	-
Exercised	-	-	-	-
Forfeited or expired	-	-	-	-
Vested and expected to vest at June 30, 2011	297,963	-	-	-
Exercisable, June 30, 2011	-	-	-	-
Balance, June 30, 2011	1,191,850	$2	3
Granted	336,346	$2	3	-
Exercised	-	-	-	-
Forfeited or expired	-	-	-	-
Vested and expected to vest at September 30, 2011	297,963	-	-	-
Exercisable, September 30, 2011	-	-	-	-
Balance, September 30, 2011	1,528,196	$2	-	-

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the fair value of the Company’s stock on the last day of the quarter and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their option on that day.  This amount changes based on the fair market value of the Company’s stock.

As of September 30, 2011 there were no options in the money as the exercise price exceeded the fair value of the stock on that date.

AIRTOUCH COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.  SHARE-BASED COMPENSATION (CONTINUED)

The unrecognized compensation expenses for the nine months ended September 30, 2011 is as follow:

Balance, January 1, 2011	-
Compensation expenses incurred	$438,078
Recognized compensation expenses	37,078
Balance, March 31, 2011	401,000
Compensation expenses incurred	328,519
Recognized compensation expenses	101,346
Balance, June 30, 2011	$628,173
Compensation expenses incurred	207,852
Recognized compensation expense	125,306
Balance, September 30, 2011	$710,719

12.  DERIVATIVE LIABILITY

Warrants

The conversion features of both the convertible notes payable and related warrants met the definition of a derivative liability due to the contract obligations.  Derivative instruments are measured at fair value at each reporting period with gains and losses recognized in current earnings.  The Company calculated the fair value of these instruments using the Black-Scholes pricing model. The significant assumptions used in the calculation of the instruments fair value are detailed in the table below.

On April 28, 2011, the convertible notes were either paid in full or converted; therefore, the liability associated with the derivative component of the warrant was eliminated at June 30, 2011.  The result was a reclassification of the derivative liability to additional paid in capital in the amount of $1,869,906.

The following table represents the Company’s derivative liability activity for both the embedded conversion features and the warrants for the nine months ended September 30, 2011:

Issuance of derivative financial instrument	$1,901,813
Reclassification to equity upon conversion of debt	(1,869,906)
Change in derivative liability	31,907
Total	$-

AIRTOUCH COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.  DERIVATIVE LIABILITY (CONTINUED)

The following assumptions were used to determine the fair value of the warrants as of the date the derivative component of the warrant was eliminated:

Volatility	55.63%
Expected dividend	-
Expected term	6 months to 3 years
Risk free rate	0.77%
Weighted average strike price	$2.79

As described in Note 9, during the year 2010 and the nine months ended September 30, 2011, the Company issued financial instruments in the form of warrants and convertible notes payable with conversion features; granted warrants to purchase 182,125 shares of common stock to service providers; and granted a warrant in connection with entering into an agreement with Brightpoint, Inc.

13. CAPITAL LEASE

The Company is the lessee of office furniture under a capital lease expiring in February 2013.  The assets and liabilities held under capital lease are initially recorded at the lower of the present value of the minimum lease payments or the fair value of the asset.

The assets are depreciated over the lower of the related lease terms or their estimated productive lives.  Depreciation of assets under capital lease is included in depreciation expense for the nine months ended September 30, 2011.

The following is a summary of property and equipment held under capital lease:

Office furniture	$22,956
Less: Accumulated depreciation	(11,478)
Property held under capital lease, net	$11,478

Depreciation of assets held under this capital lease for the nine months ended September 30, 2011 and 2010 was $6,887  and $4,591, respectively. The implicit interest rate under this capital lease is 35%.

Minimum future lease payments under this capital lease as of September 30, 2011, for each of the next 20 months and in the aggregate are as follows:

2011 (3 months remaining)	$2,429
2012	9,714
2013	31
Total minimum lease payments	12,174
Less: Amount representing interest	(2,132)
Present value of obligations under capital lease	10,042
Less: Current portion of obligations under capital lease	(7,703)
Long-term portion of obligations under capital lease	$2,339

AIRTOUCH COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.  COMMITMENTS AND CONTINGINCIES

During the ordinary course of business, the Company encounters various legal claims which, in the opinion of management, will not materially affect the Company.

The Company leases office space in California under an operating lease. The Company signed a twenty-five month lease beginning on May 17, 2010 through June 17, 2012. The Company is required to pay monthly rental payments of approximately $4,200. Total rent expense for the nine months ended September 30, 2011 totaled approximately $37,700.

On October 28, 2011, the company entered into a new operating lease agreement which amended the existing lease for office space. The amended lease has an initial term of 36 months commencing on November 1, 2011 and includes minimum lease payments of  approximately $249,100.  The lease includes an option to extend the lease for an additional three year period at a lease rate which approximates fair market value.

Future minimum payments are as follows:

2011 (3 months remaining)	$4,200
2012	84,200
2013	86,700
2014	74,000
Total Minimum Lease Payments	$249,100

15.  RELATED PARTY TRANSACTIONS

There were no related party transactions during the nine months ended September 30, 2011 and 2010, except as set forth below.

On March 31, 2010, $227,376 of unpaid salary and related accrued interest was forgiven by its Chief Executive Officer, which is included in other income in the statement of operations for the nine months ended September 30, 2010.  The unpaid salary was bearing interest at 11.25% per annum.  Unpaid interest on accrued salaries to the Chief Executive Officer was $0 and $22,978 at September 30, 2011 and December 31, 2010, respectively.

During the nine months ended September 30, 2011, payments for research and development costs in the amount of $1,475,769 were paid to Waxess Research & Development which was eliminated during consolidation.  The Company owns 49% of Waxess Research & Development, which on August 26, 2011 filed an amendment to its Articles of Incorporation with the Secretary of State of California to change its name to “AirTouch Labs, Inc.”

16.  STOCKHOLDERS’ EQUITY

Common Stock

Pursuant to the terms and conditions of the Merger on February 4, 2011 (see Note 1 and 2) each share of AirTouch, Inc.’s common stock issued and outstanding immediately prior to the closing of the Merger was exchanged for the right to receive 1.19883186 shares of AirTouch Communications, Inc. common stock.  An aggregate of 7,500,000 shares of AirTouch Communications, Inc. common stock were issued to the holders of AirTouch, Inc.’s common stock and represents approximately 87% of the outstanding shares of AirTouch Communications, Inc.  Additionally, 1,083,333 shares of common stock held by stockholders of AirTouch Communications, Inc. prior to the Merger remain outstanding. These 1,083,333 shares constitute the “public float” and are the only shares of registered common stock and accordingly are the only shares available for resale without further registration or an exemption therefrom.

AIRTOUCH COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16.  STOCKHOLDERS’ EQUITY (CONTINUED)

During 2011, the Company sold 6,000,000 shares of common stock together with 6,000,000 warrants for $12,000,000 to various parties less $1,336,920 of issuance costs.

During the three months ended September 30, 2011, the Company issued 161,743 shares of common stock to certain investors when the Company failed to file the registration statement by an agreed upon date.

On September 15, 2011, the Company issued 47,500 shares, and recorded a noncash charge of $85,975, for financial services provided related to raising equity.

On July 27, 2011, the Company converted 8,714,111 of outstanding warrants into 1,958,777 shares of common stock at a conversion rate of 10% to 30%.

On July 1, 2011, the Company cancelled 125,000 shares of common stock originally restricted for marketing purposes.

On April 28, 2011, notes in the amount of $5,506,428 including interest were converted into 2,753,214 shares of common stock.   See Note 9.

On February 4, 2011, the Company converted 179,825 of outstanding warrants into an equal number of shares of common stock.

In February 2011, Brightpoint, Inc. purchased the remaining 205,463 shares under the Agreement for $250,001.  At September 30, 2011, Brightpoint, Inc. owned 4,533,768 shares of the Company’s common stock based on the conversion pursuant to the Merger on February 4, 2011.

During 2010, the Company entered into certain agreements (“Agreements”) with Brightpoint, Inc.  The Agreements appoints Brightpoint, Inc. as the master distributor for all of the Company’s products.  The exclusivity or non-exclusivity of the appointment is determined on a territory by territory basis.  The Agreements also provided for the sale of 787,186 shares of the Company’s common stock to Brightpoint, Inc. for $1,500,000, after which the parties agreed to an additional 100,000 shares for the same consideration.

On July 26, 2010 Brightpoint, Inc. purchased 266,320 shares for $500,000.  On October 1, 2010, Brightpoint, Inc. purchased an additional 266,320 shares for $500,000.  On December 7, 2010, Brightpoint, Inc. purchased 183,160 shares for $250,000.

During 2010, the Company sold 774,557 shares of common stock for $1,400,056 to various parties.

During 2010, the Company cancelled 71,430 shares of common stock from two shareholders after using best efforts to make contact with them.

During 2010, related party notes in the amount of $231,562 were cancelled in exchange for 475,063 shares of common stock.

During 2010, $500,000 of convertible notes payable and $20,913 of accrued interest was converted into 289,643 shares of the Company’s common stock with various note holders.

As of September 30, 2011, the Company had 13,770,665 warrants outstanding with exercise prices ranging from $2 to $3.  Below is summary of the warrant activities for the nine month period ended September 30, 2011:

Balance, December 31, 2010	2,985,000
Granted	19,499,776
Exchanged	(8,714,111)
Balance, September 30, 2011	13,770,665

AIRTOUCH COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17.  PROVISION FOR INCOME TAXES

The items accounting for the difference between income taxes computed at the federal statutory rate and the benefit for income taxes were as follows:

	September 30, 2011	September 30, 2010

Provision computed at federal statutory rate	34.00%	34.00%
State tax, net of federal tax benefit	4.13%	8.84%
FMV adjustment on warrants	(6.49%)	0.00%
Other adjustments	(3.48%)	0.00%
Valuation allowance	(28.17%)	(42.84%)
Effective income tax rate	(0.01%)	0.00%

As of September 30, 2011, the Company has estimated federal and state net operating loss carryforwards of approximately $1,040,000 and $10,986,000, respectively which can be used to offset future federal and state income tax. These net operating loss carryforwards expire in various years through 2031.

Deferred tax assets resulting from the net operating losses are reduced by a valuation allowance, when, in the opinion of management, utilization is not reasonably assured.  The following summarizes the deferred tax assets as of September 30, 2011 and December 31, 2010:

	September 30, 2011	December 31, 2010
Net operating losses	$4,394,401	$2,577,829
Accrued expenses	18,307	36,719
Stock options & warrants	105,055	22,073
Other	(1,881)	6,639
Less: valuation allowance	(4,515,881)	(2,643,260)
Net deferred tax asset	$-	$-

The Company’s valuation allowance increased by $1,872,621 for the nine months ended September 30, 2011. Due to a potential change in ownership under IRC 382, the amount of net operating loss that the Company may utilize in a future year may be limited under IRC Section 382.

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and adjusts the carrying amount of the deferred tax assets by a valuation allowance to the extent the future realization of the deferred tax assets is not judged to be more likely than not.

AIRTOUCH COMMUNICATIONS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

17.  PROVISION FOR INCOME TAXES (CONTINUED)

The Company considers many factors when assessing the likelihood of future realization of our deferred tax assets, including recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income or loss, the carry-forward periods available to us for tax reporting purposes, and other relevant factors.

At September 30, 2011, based on the weight of available evidence, including cumulative losses in recent years and expectations of future taxable income, the Company determined that it was more likely than not that its deferred tax assets would not be realized.  Accordingly, the Company has recorded a valuation allowance equivalent to 100% of its cumulative deferred tax assets.

As a result of the implementation of certain provisions of ASC 740 the Company performed an analysis of its previous tax filings and determined that there were no positions taken that it considered material uncertain.  Therefore, there was no provision for uncertain tax positions for the quarters ended September 30, 2011 and 2010.  Future changes in uncertain tax positions are not expected to have an impact on the effective tax rate due to the existence of the valuation allowance.

The Company will continue to classify income tax penalties and interest, if any, as part of interest and other expenses in its statements of operations. The Company has incurred no interest or penalties as of September 30, 2011 and 2010.

The following table summarizes the open tax years for each major jurisdiction:

Jurisdiction	Open Tax Years

Federal	2008-2010

State	2008-2010

18.  SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through November 15, 2011.

On October 28, 2011, the company entered into a new operating lease agreement which amended the existing lease for office space.  The amended lease has an initial term of 36 months commencing on November 1, 2011 and includes minimum lease payments of  approximately $249,100.  The lease includes an option to extend the lease for an additional three year period at a lease rate which approximates fair market value.

On October 3, 2011, the Company entered into a revolving line of credit in the amount of $2,000,000.  Terms of the agreement include interest that accrues at the greater of a) 2.5% or b) Prime less 0.5% and a maturity date of September 1, 2012.  The line is collateralized by a $2,000,000 certificate of deposit.  As of November 15, 2011, the Company had not drawn on the line.

On October 1, 2011, the Company acquired all assets of Waxess Japan in a stock acquisition for $120,000.  The transaction is being recognized as a business combination in accordance with ASC 805, “Business Combinations”.   During the same month  Waxess Japan changed its name to AirTouch Japan.

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

The Board of Directors and Stockholders’ of Waxess USA, Inc.:

We have audited the accompanying balance sheets of Waxess USA, Inc. (the “Company”) as of December 31, 2010 and 2009, and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waxess USA, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has a loss from operations and an accumulated deficit of $6,686,796 at December 31, 2010. As discussed in Note 10 to the financial statements, a significant amount of additional capital will be necessary to advance operations to the point at which Company is profitable. These conditions, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Anton & Chia, LLP

Newport Beach, California
March 28, 2011

WAXESS USA, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009

ASSETS
	2010	2009
Current assets
Cash	$201,299	$36,505
Inventory	329,118	-
Prepaid expenses	1,000	-
Deferred financing costs	46,400	-
Total current assets	577,817	36,505

Deposits	23,394	-

Equipment, net	155,847	119,800

Patents, net	183,228	186,327

Total assets	$940,286	$342,632

LIABILITIES & STOCKHOLDERS' DEFICIT
Current liabilities
Accounts payable	$390,618	$-
Accrued expenses	576,442	238,879
Current portion of capital lease obligation	6,181	-
Notes payable-related party	-	351,562
Notes payable	94,500	-
Convertible notes payable	3,035,000	530,000
Derivative liability	55,413	-
Total current liabilities	4,158,154	1,120,441

Capital lease obligation, net of current portion	8,328	-

Total liabilities	4,166,482	1,120,441

Stockholders’ deficit
Common stock, 10,000,000 shares authorized, no par value, 5,934,704 and 4,465,167 shares issued and outstanding as of December 31, 2010 and 2009, respectively	-	-
Additional paid-in capital	3,460,600	1,058,612
Accumulated deficit	(6,686,796)	(1,836,421)
Total stockholders' deficit	(3,226,196)	(777,809)

Total liabilities and stockholders' deficit	$940,286	$342,632

The accompanying notes are an integral part of these financial statements.

WAXESS USA, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009

Net revenue	$160,441	$147,661

Cost of sales	328,036	116,886
Gross profit (loss)	(167,595)	30,775

Operating expenses
Research and development	1,803,809	79,084
Selling, general, and administrative	2,162,700	914,272
Total operating expenses	3,966,509	993,356

Net loss from operations	(4,134,104)	(962,581)

Other expense
Interest expense	427,301	63,370
Other expense, net	288,970	-
Total other expense, net	716,271	63,370

Net loss	$(4,850,375)	$(1,025,951)

Loss per share-basic and diluted	$(0.98)	$(0.24)

Weighted average common shares outstanding	4,969,617	4,329,714

The accompanying notes are an integral part of these financial statements.

WAXESS USA, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common stock
	Shares	Amount	Additional paid in capital	Accumulated deficit	Total
Balance at December 31, 2008	4,117,960	$-	412	(810,470)	(810,058)

Conversion of convertible note into common stock	173,836	-	503,474	-	503,474
Sale of common stock	78,572	-	249,980	-	249,980
Issuance of common stock for service provided	94,799	-	304,746	-	304,746
Net loss				(1,025,951)	(1,025,951)
Balance at December 31, 2009	4,465,167	-	1,058,612	(1,836,421)	(777,809)

Sale of common stock	774,557	-	1,400,056	-	1,400,056
Issuance of common stock in lieu of interest	1,704	-	5,964	-	5,964
Cancelled common stock	(71,430)	-	(7)	-	(7)
Conversion of debt, including accrued interest, into common stock	764,706	-	995,975	-	995,975
Net loss				(4,850,375)	(4,850,375)
Balance at December 31, 2010	5,934,704	$-	3,460,600	(6,686,796)	(3,226,196)

The accompanying notes are an integral part of these financial statements.

WAXESS USA, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Operating Activities:
Net loss	$(4,850,375)	$(1,025,951)
Adjustments to reconcile net loss to net cash used in
operating activities
Depreciation and amortization	84,599	115,893
Conversion of accrued interest into common stock	26,877	-
Write down of inventory	167,081	-
Gain on cancellation of debt	(227,231)	-
Stock based compensation	243,500	304,746
Changes in operating assets and liabilities
Inventory	(496,199)	-
Deferred financing costs	(46,400)	-
Deposit and prepaid expenses	(24,394)	-
Accounts payable	485,188	(201,390)
Accrued expenses	564,678	34,626
Net cash used in operating activities	(4,072,676)	(772,076)

Investing Activities:
Investment in patents	(18,322)	(16,639)
Purchases of equipment	(76,268)	(5,800)
Net cash used in investing activities	(94,590)	(22,439)

Financing Activities:
Proceeds from the sale of bridge notes	3,035,000	-
Proceeds from the sale of common stock	1,400,056	249,980
Proceeds (payments) from convertible notes payable	(30,000)	530,000
Payments on lease obligation	(8,409)	-
Proceeds (payments) on notes payable – related party	(120,000)	35,551
Derivative liability	55,413	-
Net cash provided by financing activities	4,332,060	815,531

Net increase in cash	164,794	21,016

Cash at beginning of period	36,505	15,489

Cash at end of period	$201,299	$36,505

Supplemental disclosure of cash flow information
Cash paid for interest	$2,410	$90,000

Supplemental disclosure of non-cash financing transactions
Conversion of debt, including accrued interest, into common stock	$995,975	$503,474
Issuance of common stock in lieu of interest payments	$5,964	$-
Purchase of equipment by capital lease	$22,956	$-
Conversion of accounts payable to notes payable	$94,500	$-

The accompanying notes are an integral part of these financial statements.

WAXESS USA, INC.
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

Waxess USA, Inc. (the “Company” or “Waxess”) was incorporated on February 4, 2008 under the laws of the state of California and, on the date of incorporation, certain assets from Waxess, Inc. a Delaware company, were transferred to the Company. Waxess USA, Inc. and Waxess, Inc. are related parties as defined by generally accepted accounting principles.  Waxess USA, Inc. is engaged in the development and marketing of telecommunication devices capable of converging traditional landline, cellular and data services based on patented technology.  The Company designs and markets a dual mode communication terminal (“DMCT”) under the name cell@home TM , which is a wireless (cellular) and PSTN (landline) communications device for the home and small office.

As discussed more fully in Note 16, the Company was merged into Waxess Holdings, Inc. on February 4, 2011.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) as promulgated in the United States of America.

Use of Estimates

Financial statements prepared in accordance with accounting principles generally accepted in the United States require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents are comprised of certain highly liquid investments with maturities of three months or less when purchased.  The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits.  The Company had no cash equivalents as of December 31, 2010 and 2009.

Accounts Receivable

Accounts receivable consists of trade accounts arising in the normal course of business. No interest is charged on past due accounts.  Accounts for which no payments have been received after 30 days are considered delinquent and customary collection efforts are initiated.  Accounts receivable are carried at original invoice amount less a reserve made for doubtful receivables based on a review of all outstanding amounts on a monthly basis.  Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition and credit history, and current economic conditions.  Accounts receivable are written off when deemed uncollectible.  Recoveries of accounts receivable previously written off are recorded when received.  There were no accounts receivable at December 31, 2010 and 2009.

WAXESS USA, INC.
NOTES TO FINANCIAL STATEMENTS

Inventory

Inventory is stated at lower of cost or market on a first-in, first-out basis. Inventory consists of purchased finished goods and parts used by the contract manufacturer.

Equipment

Equipment is stated at cost. Major improvements and betterments are capitalized. Maintenance and repairs are expensed as incurred. Equipment is depreciated over five years. Depreciation is computed using the straight-line method for financial reporting purposes for income tax purposes. Depreciation expense for the years ended December 31, 2010 and 2009 was $63,178 and $93,000, respectively. Tooling equipment is purchased for use by the contract manufacturer and the contract firm performing research and development services.

Patents

Patents consist of legal costs associated with filing and maintaining patent applications.  The Company accounts for patents in accordance with ASC 350-30 and ASC 360. The Company amortizes the capitalized patent costs on a straight-line basis over a period of 10 years, management’s estimated useful life of the patents.

Long-Lived Assets

In accordance with ASC 350-30, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. The Company’s management currently believes there is no impairment of its long-lived assets. There can be no assurance, however, that market conditions will not change or demand for the Company’s products under development will continue. Either of these could result in future impairment of long-lived assets.

Fair Value of Financial Instruments

The fair value accounting guidance defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  The definition is based on an exit price rather than an entry price, regardless of whether the entity plans to hold or sell the asset.  This guidance also establishes a fair value hierarchy to prioritize inputs used in measuring fair value as follows:

•	Level 1: Observable inputs such as quoted prices in active markets;

•	Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

•	Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

WAXESS USA, INC.
NOTES TO FINANCIAL STATEMENTS

Financial Instruments

The estimated fair values of our financial assets and liabilities that are recognized at fair value on a recurring basis, using available market information and other observable data are as follows:

	December 31, 2010				December 31, 2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

	Quoted Prices in Active Markets or Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs		Quoted Prices in Active Markets or Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs

Assets:
Cash	$201,299	$-	$-	$201,299	$36,505	$-	$-	$36,505
Total assets:	$201,299	$-	$-	$201,299	$36,505	$-	$-	$36,505

Liabilities:
Derivative liability	$-	$-	$55,413	$55,413	$-	$-	$-	$-
Total liabilities:	$-	$-	$55,413	$55,413	$-	$-	$-	$-

WAXESS USA, INC.
NOTES TO FINANCIAL STATEMENTS

Revenue Recognition

Revenues are derived from the sale of product purchased from a contract manufacturer.  The Company recognizes revenue on arrangements in accordance with FASB ASC No. 605, “Revenue Recognition”. In all cases, revenue is recognized when all of the following conditions exist: (a) persuasive evidence of an arrangement exists in the form of an accepted purchase order or equivalent documentation; (b) delivery has occurred, based on shipping terms, or services have been provided; (c) the Company’s price to the buyer is fixed or determinable, as documented on the accepted purchase order or similar documentation; and (d) collectability is reasonably assured. In 2010, two customers returned $151,745 of the Company’s products for software modifications due to changes by certain carriers.

Research and Development Costs

Research and development costs consist of expenditures for the research and development of new products and technology related to the Company’s products. The Company expenses all costs associated with research and development. Research and development costs for December 31, 2010 and 2009 totaled $1,803,809 and $79,084, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising and promotional expense for December 31, 2010 and 2009 totaled approximately $9,891 and $650, respectively, and are included in selling, general and administrative expense in the accompanying statements of operations.

Shipping and Handling Costs

Shipping and handling costs are charged to operations when incurred and are included in selling, general, and administrative expenses in the accompanying statements of operations. Shipping and other related costs for December 31, 2010 and 2009 totaled approximately $16,000 and $2,148, respectively.

Income Taxes

Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company calculates a provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized by identifying the temporary differences arising from the different treatment of items for tax and accounting purposes. In determining the future tax consequences of events that have been recognized in the financial statements or tax returns, judgment and interpretation of statutes is required. Additionally, the Company uses tax planning strategies as a part of its tax compliance program. Judgments and interpretation of statutes are inherent in this process.

Loss per Share

Basic loss per share is computed by dividing earnings to common stockholders by the weighted average number of common shares outstanding (including shares reserved for issuance) during

WAXESS USA, INC.
NOTES TO FINANCIAL STATEMENTS

the period. Diluted loss per share includes potentially dilutive securities such as warrants using various methods such as the treasury stock or modified treasury stock method in the determination of dilutive shares outstanding during each reporting period. The equity instruments attached to the convertible notes were not included in the earnings per share calculations because the inclusion would have been anti-dilutive.

Recent Accounting Pronouncements

Accounting standards promulgated by the FASB change periodically. Changes in such standards may have an impact on the Company’s future financial statements. The following are a summary of recent accounting developments.

In January 2010, FASB issued ASU No. 2010-01- Accounting for Distributions to Shareholders with Components of Stock and Cash. The amendments in this update clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of applying Topics 505 and 260 (Equity and Earnings Per Share). The amendments in this update are effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The Company has determined that the adoption of this ASU will not have a material impact on its financial statements.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU 2010-06”).  ASU 2010-06 requires new disclosures regarding transfers in and out of the Level 1 and 2 and activity within Level 3 fair value measurements and clarifies existing disclosures of inputs and valuation techniques for Level 2 and 3 fair value measurements.  The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure of activity within Level 3 fair value measurements, which is effective for fiscal years beginning after December 15, 2010.  The Company has adopted of the expanded disclosure requirements of ASU 2010-06 and determined there is no material effect on its financial statements or prior year disclosures.

3. CONCENTRATIONS

During the year 2010, the Company derived 36% of its revenue each from two customers and 12% of its revenue from one customer.  There were no outstanding receivables from these customers at December 31, 2010.

During 2010, approximately 86% of the Company’s purchases included in cost of sales were from one supplier.  There were no amounts outstanding to this supplier at December 31, 2010.

The Company had revenues from one customer during 2009 that accounted for 89% of the Company’s total net revenue.  There was no outstanding receivable from this customer at December 31, 2009.

During 2009, 97% of the cost of sales for the Company was from one supplier.  There was no amount outstanding to this supplier at December 31, 2009.

WAXESS USA, INC.
NOTES TO FINANCIAL STATEMENTS

4.  IINVENTORY

Inventories consist of the following as of December 31, 2010, and 2009:

	2010	2009
Finished Goods	$254,118	$-
Parts	75,000	-
Total	$329,118	$-

During 2010, the Company wrote down approximately $167,000 of its first generation inventory in anticipation of the introduction of its second generation product line.

There was no inventory at December 31, 2009.

5.  EQUIPMENT, NET

Equipment consists of the following as of December 31:

	2010	2009
Tooling costs	$351,800	$298,800
Office furniture	22,956	-
Computers and equipment	23,269	-
Less: Accumulated depreciation	(242,178)	(179,000)
Total Equipment, net	$155,847	$119,800

6.  PATENTS, NET

Amortization expense relating to the patents as of December 31, 2010 and 2009 totaled $21,421 and $22,893, respectively.  Future amortization expense for these assets is as follows.

2010	$19,903
2011	19,692
2012	19,692
2013	19,692
2014	19,692
Thereafter	84,557
Total	$183,228

WAXESS USA, INC.
NOTES TO FINANCIAL STATEMENTS

7.  NOTES PAYABLE

On December 30, 2010, the Company converted an outstanding account payable in the amount of $94,500 to a note payable.  The note earns interest at a rate of 5.25% per annum and is due on July 1, 2011.  Interest only payments are due on the first of each month.

8.  BRIDGE LOANS

During the year ended December 31, 2010, the Company sold $3,035,000 of convertible notes to private investors (“Bridge Facility”).  The notes were sold in various amounts with a term of six months and a stated rate of interest of 10% compounded annually.  The notes provide for warrants to purchase common stock with a three year expiration.  As of December 31, 2010, holders of $2,735,000 of these notes agreed to extend the terms of the notes to the earlier of six months from the maturity date of the original note or the closing of a debt or equity financing with a minimum of $2 million in gross proceeds (“Financing Event”), and to convert their notes into common stock  equal to the amount of the note plus accrued interest divided by the lower of the stock price  as determined by the closing of the Financing Event  or 100% of the fair market value of the common stock at the date of the note.  In exchange for their agreement to extend the term of the note and to convert the note into equity the note holders received twice the amount of warrants provided under their original note and warrant agreement.  Holders of the remaining $300,000 in notes will be paid with the proceeds following the closing of the Financing Event.  As of December 31, 2010 there were warrants outstanding from the sale of convertible notes that could be converted into 2,985,000 shares of common stock. The note holders have a first priority interest in the assets of the Company.

During 2009, the Company issued a convertible note payable to a Corporation (Holder) with a principal amount of $500,000, earning interest at a rate of 7% per annum compounded quarterly.  All unpaid principal and interest was due and payable in two installments. One $250,000 installment was due on June 27, 2010, and the second installment of $250,000 was due on August 3, 2010.  According to the agreement, the holder is to receive 50,000 common shares.  In the event of the closing by the Company of a “Qualified Financing” prior to the maturity date, the Holder had the option to convert all or any portion of the outstanding principal of, and accrued interest on, this Note on a dollar-for-dollar basis into the shares of preferred stock being issued and sold to the investors in the Qualified Financing at a conversion price equal to 100% of the purchase price per share of the Qualified Financing paid by the investors in the Qualified Financing.  The note agreement defined a Qualified Financing as the closing of an equity investment in the form of the Company’s preferred stock occurring after the date hereof in which the Company receives from one or more investors (which investors may include the Holder) gross proceeds of at least $5,000,000.  During 2010, this note and all accrued interest was converted into common stock of the Company.  See Note 13.

9.  DERIVATIVE LIABILITY

As described in Note 8, during 2010, the Company issued financial instruments in the form of warrants and convertible notes payable with conversion features; granted warrants to purchase 120,250 shares of common stock to service providers; and granted a warrant in connection with entering into an agreement with Brightpoint, Inc. (see Note 13).  One of the terms of the agreement with Brightpoint provides that the Company grant a warrant to Brightpoint equal to 19.9% of the common stock of the Company on a fully-diluted basis following the closing of a

WAXESS USA, INC.
NOTES TO FINANCIAL STATEMENTS

 “Future Financing.”  A Future Financing is defined in the agreement as the Company selling shares of its common stock with gross proceeds of at least $5 million.  At December 31, 2010, the Company had not completed a Future Financing and no warrant had been granted to Brightpoint.

The conversion features of both the convertible notes payable and warrants meet the definition of a derivative liability due to the contract obligations.  Derivative instruments shall also be measured at fair value at each reporting period with gains and losses recognized in current earnings.  The Company calculated the fair value of these instruments using the Black-Scholes pricing model. The Company will adopt a binomial method in the first quarter of 2011. The significant assumptions used in the calculation of the instruments fair value are detailed in the table below.

Derivative Liability – Warrants

As of December 31, 2010, the Company recorded a derivative liability of $55,413 for the issuance of warrants.  During the year ended December 31, 2010, the Company did not recognize a gain or loss based on the fair value mark-to-market adjustment of the derivative liability associated with the warrants in the accompanying statement of operations.

These derivative liabilities have been measured in accordance with fair value measurements, as defined by GAAP.  The valuation assumptions are classified within Level 2 inputs and Level 3 inputs.  The following table represents the Company’s derivative liability activity for both the embedded conversion features and the warrants at December 31, 2010:

Issuance of derivative financial instrument	$55,413
Mark-to-market adjustment to fair value at December 31, 2010	-
Total	$55,413

The following assumptions were used to determine the fair value of the warrants as of December 31, 2010 and at date of issuance on March 15, 2010 through December 31, 2010:

Volatility	30%
Expected dividend	-
Expected term	6 months to 3 years
Risk free rate	0.2%
Strike Price	$2.00

10. CAPITAL LEASE

The Company is the lessee of office furniture under a capital lease expiring in February 2013.  The assets and liabilities held under capital lease are initially recorded at the lower of the present value of the minimum lease payments or the fair value of the asset.

WAXESS USA, INC.
NOTES TO FINANCIAL STATEMENTS

The assets are depreciated over the lower of the related lease terms or their estimated productive lives.  Depreciation of assets under capital lease is included in depreciation expense for the year ended December 31, 2010.

The following is a summary of property and equipment held under capital lease:

Office Furniture	$22,956
Less: Accumulated Depreciation	(4,591)
Property Held Under Capital Lease, net	$18,365

Depreciation of assets held under this capital lease for the year ended December 31, 2010 was $4,591. The implicit interest rate under this capital lease is 35 percent.

Minimum future lease payments under this capital lease as of December 31, 2010, for each of the next 26 months and in the aggregate are as follows:

2011	$9,714
2012	9,714
2013	31
Total Minimum Lease Payments	19,459
Less: Amount Representing Interest	(4,950)
Present Value of Obligations Under Capital Lease	14,509
Less: Current Portion of Obligations Under Capital Lease	(6,181)
Long-Term Portion of Obligations Under Capital Lease	$8,328

11.  COMMITMENTS AND CONTINGINCIES

During the ordinary course of business, the Company encounters various legal claims which, in the opinion of management, will not materially affect the Company.

The Company leases office space in California under an operating lease. The Company signed a twenty five month lease beginning on May 17, 2010 through June 17, 2012. The Company is required to pay monthly rental payments of approximately $4,200. Total rent expense for the year ended December 31, 2010 totaled approximately $29,600. Future minimum payments are as follows:

2011	$50,400
2012	25,200
Total Minimum Lease Payments	$75,600

WAXESS USA, INC.
NOTES TO FINANCIAL STATEMENTS

12.  RELATED PARTY TRANSACTIONS

On March 31, 2010, $227,376 of unpaid salary was forgiven by its Chief Executive Officer, which is included in other income in the statement of operations for the year ended December 31, 2010.  The unpaid salary was bearing interest at 11.25 % per annum.  Unpaid interest on accrued salaries to the Chief Executive Officer amounted to $22,978 for the year ended December 31, 2009.

The Company had loans payable to a company owned by the Chief Executive Officer in the amount of $217,166 as of December 31, 2009. This loan included interest of 11.25%, did not include a prepayment penalty and was unsecured. Unpaid interest on the loan amounted to $21,960 for the year ended December 31, 2009.  The loan was converted to common stock during 2010.  See Note 13.

13.  STOCKHOLDERS’ TRANSACTIONS

Common Stock

During 2010, the Company sold 774,557 shares of common stock for $1,400,056.

During 2010, the Company cancelled 71,430 shares of common stock from two shareholders after using best efforts to make contact with them.

During 2010, related party notes in the amount of $231,562 were cancelled in exchange for 475,063 shares of common stock. The Company recognized $243,501 of expense for the difference between the carrying amount of the debt extinguished and the fair value of the stock issued and is included in selling, general and administrative expense in the statement of operations.

During 2010, the Company entered into certain agreements (“Agreements”) with Brightpoint, Inc.  The Agreements appoints Brightpoint as the master distributor for all of the Company’s products.  The exclusivity or non-exclusivity of the appointment is determined on a territory by territory basis.  The Agreements also provided for the sale of 787,186 shares of common stock to Brightpoint, Inc. for $1,500,000.  As of December 31, 2010, Brightpoint had purchased 715,800 shares of common stock.

During 2010, $500,000 of convertible notes payable and $20,913 of accrued interest was converted into 289,643 shares of the Company’s common stock.

During 2009, the Company sold 78,572 shares of common stock for $249,980.

During 2009, a note payable in the amount of $503,474 was converted into common stock. The note holder received 173,836 common shares in exchange for the conversion of this note payable. The holder of this note also received 44,799 shares of common stock in lieu of commissions earned for services performed for the Company.

During 2009, the Company issued 50,000 shares of common stock for services performed by an individual for a total value of $174,997.

WAXESS USA, INC.
NOTES TO FINANCIAL STATEMENTS

14.  INCOME TAXES

The items accounting for the difference between income taxes computed at the federal statutory rate and the benefit for income taxes were as follows:

	For the Year Ended December 31
	2010	2009
Federal Statutory Rate	34.00%	34.00%
State Tax, Net of Federal Benefit	9.00%	9.00%
Valuation Allowance	(43.00%)	(43.00%)
Effective Income Tax Rate	0.00%	0.00%

Significant components of deferred tax assets and (liabilities) using the Company’s effective tax rates are as follows:

	For the Year Ended December 31
	2010	2009
Loss Carry forwards	$6,477,773	$1,603,982
Less – Valuation Allowance	(6,477,773)	(1,603,982)
State Tax, Net of Federal Benefit	$ -	$ -

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and adjusts the carrying amount of the deferred tax assets by a valuation allowance to the extent the future realization of the deferred tax assets is not judged to be more likely than not.  The Company considers many factors when assessing the likelihood of future realization of our deferred tax assets, including recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income or loss, the carry-forward periods available to us for tax reporting purposes, and other relevant factors.

At December 31, 2010, based on the weight of available evidence, including cumulative losses in recent years and expectations of future taxable income, the Company determined that it was more likely than not that its deferred tax assets would not be realized.  Accordingly, the Company has recorded a valuation allowance equivalent to 100% of its cumulative deferred tax assets.

As a result of the implementation of certain provisions of ASC 740 the Company performed an analysis of its previous tax filings and determined that there were no positions taken that it considered uncertain. Therefore, there was no provision for uncertain tax positions for the years ended December 31, 2010 and 2009.  Future changes in uncertain tax positions are not expected to have an impact on the effective tax rate due to the existence of the valuation allowance.

WAXESS USA, INC.
NOTES TO FINANCIAL STATEMENTS

The Company will continue to classify income tax penalties and interest, if any, as part of interest and other expenses in its statements of operations. The Company has incurred no interest or penalties as of December 31, 2010 and 2009.

The following table summarizes the open tax years for each major jurisdiction:

Jurisdiction         Open Tax Years

   Federal               2008 – 2010

   State                   2008 – 2010

15.  GOING CONCERN

The Company sustained operating losses during the years December 31, 2010 and 2009.  Additionally, the Company has a stockholders’ deficit of $3,226,196 at December 31, 2010. The Company’s continuation as a going concern is dependent on its ability to generate sufficient cash flows from operations to meet its obligations and/or obtaining additional financing from its members or other sources, as may be required.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the above conditions raise substantial doubt about the Company’s ability to do so. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

In 2011, Management plans are to obtain additional contracts from customers to improve profitability and raise additional capital to build the infrastructure to support the growth of the Company.

16.  SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 28, 2011, the date the financial statements were issued.

During 2011, the Company sold $387,500 of convertible notes to private investors.  The notes were sold in various amounts with a term of six months and a stated rate of interest of 10% compounded annually.  The notes include a provision giving the note holders a warrant, with a three year expiration, to purchase common stock in an amount equivalent to the amount of the note divided by the lower of the stock price as determined by the closing of a debt or equity financing with a minimum of $2 million in gross proceeds (“Financing Event”) or 100% of the fair market value of the common stock at the date of the note.  The note holders have a first priority interest in the assets of the Company.

In 2011, the Company sold 171,386 shares of common stock for $250,000 in connection with the Agreement with Brightpoint, Inc. See Note 13.

WAXESS USA, INC.
NOTES TO FINANCIAL STATEMENTS

On February 4, 2011, the Company entered into an Agreement of Merger and Plan of Reorganization (the “Merger Agreement”) with Waxess Acquisition Corp., a wholly owned Delaware subsidiary of Waxess Holdings, Inc., formerly International Vineyard, Inc., and a publicly held Delaware shell corporation with no operations. Upon closing of the transaction (the “Merger”) contemplated under the Merger Agreement, the Company, the surviving corporation in the merger with Waxess Acquisition Corp., became a wholly-owned subsidiary of Waxess Holdings, Inc.  Pursuant to the terms and conditions of the Merger Agreement:

•
At the closing of the Merger, each share of Waxess USA’s common stock issued and outstanding immediately prior to the closing of the Merger was exchanged for the right to receive 1.19883186 shares of our common stock. To the extent that there are fractional shares, such fractional shares will be rounded to the nearest whole share. Accordingly, an aggregate of 7,500,000 shares of our common stock were issued to the holders of Waxess USA’s common stock and represents approximately 87% of the outstanding shares of Waxess Holdings, Inc.

•
In connection with the Merger, 1,083,333 shares of common stock held by persons who were stockholders of Waxess Holdings, Inc. prior to the Merger remaining outstanding. These 1,083,333 shares constitute the “public float” and are the only shares of registered common stock and accordingly are the only shares available for resale without further registration.